ANGLO AMERICAN

RECEIVED
FEB 28 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
186

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of Am[redacted]

07021407

21 February, 2007

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 6 - 22 Feb 2007

Director/PDMR intererests

- C Carroll – share interests
- Butterfield Trust – 16 Feb 2007
- Hathom – Anglo Platinum directorate – 14 Feb 2007
- AngloGold Ashanti results - 13 Feb 2007

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

Other

- Anglo American results to 31 December 2006

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 65 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN plc (the "Company")

Cynthia Carroll – Share Interests

Following Cynthia Carroll's appointment as a director of the Company effective on 15 January 2007 and the ending of the close period today, Mrs Carroll has been conditionally awarded and therefore now has a beneficial interest in 132,718 ordinary shares in the Company. These shares will qualify for future dividends and will be released to her as to 60% on 1 January 2008 and 20% on each of 1 January 2009 and 1 January 2010 (subject, *inter alia*, to any close period then in operation). This award compensates Mrs Carroll for incentives forfeited upon her appointment as CEO designate of the Company.

The notification of this transaction is intended to satisfy the Company's obligations under both S.324 of the Companies Act 1985 and Disclosure Rule 3.1.2

N Jordan
Company Secretary
21 February 2007

Registered office: 20 Carlton House Terrace, London SW1Y 5AN
Registered number: 3564138

ANGLO AMERICAN

News Release

21 February 2007

Anglo American announces record earnings of $5.5 billion, up 46%

Financial results

- Operating profit[1] increased to $9.8 billion, up 54%
- Record underlying earnings[2] of $5.5 billion, up 46% over 2005
- Strong performances from Platinum; Base Metals; Ferrous Metals and Gold
- Record production levels across most commodities
- Cost savings of $583 million achieved, despite ongoing industry cost pressures
- $6.9 billion of projects currently under development; projects approved in 2006 include $1.2 billion Barro Alto nickel and $1.6 billion of platinum projects

Capital return/dividends

- Additional buyback of $3 billion announced for 2007, following $7.5 billion announced in 2006, totalling $10.5 billion
- Ongoing capital management programme
- Final dividend up 21% to 75 US cents per share, bringing total normal dividends for the year to 108 US cents per share - up 20%

Strategic progress

- AngloGold Ashanti - interest reduced to 42% - initial $1 billion realised - phased exit strategy
- Approval obtained for Dual Listed Company Structure for Mondi
- Kumba restructuring completed resulting in a 64% direct interest in Kumba Iron Ore
- Tarmac portfolio restructured; good progress on operational improvements
- Disposal of major portion of Highveld Steel - $412 million received for 49.8% stake
- Tongaat-Hulett: announces broad based BEE proposals and Hulamin demerger

HIGHLIGHTS FOR THE YEAR TO 31 DECEMBER 2006 *US$ million, except per share amounts*	**Year ended 31.12.06**	**Year ended 31.12.05**	**% change**
Group revenue including associates[3]	**38,637**	34,472	12%
Operating profit including associates before special items and remeasurements[1]	**9,832**	6,376	54%
Profit for the year attributable to equity shareholders	**6,186**	3,521	76%
Underlying earnings for the year[2]	**5,471**	3,736	46%
EBITDA[4]	**12,197**	8,959	36%
Net cash inflows from operating activities	**8,310**	6,781	23%
Earnings per share (US$):			
Basic earnings per share	**4.21**	2.43	73%
Underlying earnings per share	**3.73**	2.58	45%
Interim dividend (US cents per share)	**33**	28	18%
Recommended final dividend	**75**	62	21%
Total normal dividends for year	**108**	90	20%
Special dividend previously paid	**67**	33	103%
Total dividends for the year including special dividend	**175**	123	42%

(1) Operating profit includes share of associates' operating profit (before share of associates' tax and finance charges) and is before special items and remeasurements, unless otherwise stated. See note 3 to the financial information. For definition of special items and remeasurements see note 6 to the financial information.

(2) See note 9 to the financial information for basis of calculation of underlying earnings.

(3) Includes the Group's share of associates' turnover of $5,565 million (2005: $5,038 million). See note 3 to the financial information.

(4) EBITDA is operating profit before special items and remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations and to total profit from operations and associates in note 14 to the financial information.

Tony Trahar, Chief executive, said:

"In 2006, we achieved the highest ever operating profit of $9.8 billion, an increase of 54% over the prior year. Our strong performance was due to increased production across the majority of our businesses and higher prices, in particular for base metals, platinum and iron ore. The strong global growth during the year as well as constrained supply in many metals and minerals meant that commodity prices remained strong, though cost pressures continued to be a major area of focus.

Strong cash generation (EBITDA) from our operations of $12.2 billion, as well as proceeds from non-core disposals, resulted in us announcing $7.5 billion being returned to our shareholders in the form of share buybacks and special dividends, one of the highest levels of capital return in the industry. A further $3 billion buyback programme will be undertaken in 2007.

During 2006, excellent progress was made in developing the Group's pipeline of growth opportunities with a number of projects given the go-ahead, including the $1.2 billion Barro Alto nickel deposit in Brazil and $1.6 billion of platinum projects including the Potgietersrust expansion, the Amandelbult expansion and the Rustenburg Paardekraal 2 shaft replacement project. There are currently $6.9 billion of projects under development and we are assessing a further $10 - $15 billion of unapproved opportunities that will provide the Group with a profitable growth platform over the next decade.

It was an important year for Anglo American, with the Group making progress on its strategic objectives of further focusing the business on its core mining portfolio, simplifying its structure and enhancing returns. As a more focused, cohesive group, further cost savings and synergies as well as technology and knowledge sharing will be key priorities.

Global economic growth was especially rapid in the first half of 2006, with all the major regions of the world growing rapidly over this period. Commodity prices reacted positively to this environment, with new highs being recorded for a number of products. In the second half, global growth began to moderate, particularly in the US.

European markets are improving and emerging markets, in particular China and India, are growing strongly. Continued growth in these regions in 2007 is likely to largely offset weaker US growth and thus the decline in global growth from the strong level achieved in 2006 should be fairly modest. This should provide a supportive climate for commodities in the near term. The Group continues to progress its strong organic project pipeline and drive operational excellence to meet ongoing demand for its commodities."

Review of 2006

Financial results

Anglo American's underlying earnings for the year were a record $5.5 billion as continued strong metal prices and improved volumes reflected the favourable trading environment for the Group's key commodities. Operating profit of $9.8 billion was 54% higher over the prior year, with EBITDA up 36% at a record $12.2 billion. Strong contributions came from Base Metals and Platinum as well as a significant increase in contribution from AngloGold Ashanti. Kumba's results also showed a significant increase. Coal recorded lower underlying earnings mainly due to a decline in export sales volumes and increased costs, while Paper and Packaging recorded a lower contribution and Industrial Minerals a flat contribution, owing to continuing difficult market conditions although Paper and Packaging saw some improvement in conditions in the second half of the year. Underlying earnings at De Beers were below the prior year,

mainly reflecting lower preference share income due to the June 2006 redemptions, and higher minorities as a result of the Ponahalo black economic empowerment transaction which was completed in April 2006.

Production volumes were up for platinum, copper, zinc and nickel, iron ore, coal and industrial minerals, despite challenging operating conditions at some of the base metals and coal mines.

The mining industry globally is facing ongoing cost pressure throughout the supply chain and, against this background, the Group achieved cost savings of $583 million in synergies, efficiencies and procurement.

Platinum reported record operating profit of $2,398 million (24% of Anglo American's total operating profit), up 181%, on the back of a significantly higher price achieved for the basket of metals sold, higher production and a weaker average rand/dollar exchange rate.

Diamonds recorded attributable operating profit of $463 million (5% of Anglo American's total), down 21% on 2005, due in part to lower sales by the Diamond Trading Company.

Base Metals generated a record operating profit of $3,876 million (39% of Anglo American's total), up 131%, due to increased copper, zinc, lead and ferroniobium production and significantly higher metals prices.

Ferrous Metals and Industries' operating profit declined 7% to $1,360 million (14% of Anglo American's total), mainly as a result of the sale of non-core businesses as well as lower vanadium and manganese prices, partially offset by higher iron ore prices.

Coal recorded operating profit of $864 million (9% of Anglo American's total), 15% lower, due mainly to lower export prices and export sales volumes.

Industrial Minerals' operating profit was 9% lower at $336 million (3% of Anglo American's total), a robust performance in the face of challenging market conditions, with lower volumes and weaker margins in some businesses exacerbated by high energy costs for much of the year.

Gold achieved a 41% increase in operating profit of $467 million (5% of Anglo American's total), on the back of a stronger gold price which was 31% higher than the average price received in 2005.

Paper and Packaging reported a lower operating profit of $477 million (5% of Anglo American's total), a decrease of 4%, after a stronger second half partly offset the impact of a poor first six months.

Capital structure and increased return to shareholders

The Group's net debt position has reduced by $1.7 billion since the prior year end. At 31 December net debt amounted to $3.3 billion. This underlines the strong operating cash flows as well as proceeds from disposals, deconsolidation of AngloGold Ashanti debt and the conversion of $1.1 billion of the Group's convertible debt. The $2 billion share buyback, which commenced in March 2006, was completed in August 2006. The additional $4 billion share buyback announced at the interim commenced in September 2006, with around $3.2 billion of shares having been repurchased as at 20 February 2007.

Dividends

In line with the Group's progressive dividend policy, the final dividend has been raised 21% to 75 cents per share, to be paid on 3 May 2007 subject to shareholder approval at the Annual General Meeting to be held on 17 April 2007. Total dividends for the year (including the interim special dividend of 67 cents per share), amount to 175 cents per share (2005:123 cents per share).

Significant progress on strategic objectives

During 2006, significant progress was made in terms of restructuring the portfolio. In April, $1 billion worth of AngloGold Ashanti shares was sold, reducing Anglo American's shareholding from 51% to 42%. The decision to reduce and ultimately exit the Group's gold holding relates to the higher relative valuations attributable to pure-play gold companies, rather than as part of a diversified mining group. Anglo American continues to explore all available options to exit AngloGold Ashanti in an orderly manner.

Regarding Mondi, plans for a full demerger are progressing. Approval in principle has been received from the regulatory authorities in South Africa for a Dual Listed Company Structure with primary listings in Johannesburg and London. Arrangements are being finalised to enable a smooth and efficient transition to a fully independent company. The senior management team is in place and a new board of directors is being established. The listing is targeted for mid 2007.

Good progress was made in restructuring the Ferrous Metals and Industries business. In July 2006 the majority of the Group's stake in Highveld Steel was sold, with Russia's Evraz group and Credit Suisse each acquiring 24.9% of Highveld's share capital for an aggregate consideration of $412 million. Evraz has an option to increase its stake in Highveld, once regulatory approvals are received, entitling Evraz to purchase the remaining 29.2% shareholding. On implementation of the option arrangement, the aggregate amount that will have been received by Anglo American for its 79% interest in Highveld will be $678 million.

In November, the restructuring of Kumba was completed, with the listings on the Johannesburg Stock Exchange of Kumba Iron Ore as a pure play iron ore company, in which Anglo American holds 64%, and Exxaro, which became South Africa's largest black economic empowered natural resources company.

The unbundling of the Tongaat-Hulett Group's aluminium business to shareholders and simultaneous introduction of broad based black economic empowerment in both Tongaat-Hulett and Hulamin will occur during the second quarter of 2007. This will reduce Anglo American's interests in Tongaat-Hulett to 38% and in Hulamin to 39%.

Tarmac's strategic review was completed in early 2006 and clearly defines the scope of its business as aggregates, together with three routes to market (asphalt, concrete and concrete products), and integration of cement where appropriate. The disposals announced in February 2006 have been largely completed and good progress is being made on delivering structural operational improvements. Tarmac is aiming to make a $50 million profit improvement on a like-for-like basis over the next three years.

Strong project pipeline driving growth

During 2006, excellent progress was made in developing the Group's pipeline of growth opportunities across numerous territories. Anglo American currently has $6.9 billion of approved projects under development.

Anglo Platinum expects refined platinum production to be between 2.8 and 2.9 million ounces in 2007 in line with its long term growth target of 5% per annum. During 2006 the company approved several major projects, including the $692 million Potgietersrust expansion, the $224 million Amandelbult expansion and the $316 million Paardekraal 2 shaft replacement project. These new projects will contribute 456,000 platinum ounces to Anglo Platinum's production.

The Townlands Ore Replacement Project at a capital cost of $139 million was approved in February 2007. This will replace 70,000 ounces of refined platinum per annum by 2014 with production from new Merensky and UG2 areas at the Rustenburg Townlands Shaft.

Anglo Coal has an extensive range of growth options in the coal industry and is currently developing four major projects across three operating regions. In Australia, work is continuing on the $835 million Dawson project, which is planned to reach full production in 2007, producing an additional 12.7 million tonnes per annum for export markets. Construction has also begun on the $516 million Lake Lindsay greenfield project at the German Creek mine which will produce 3.7 million tonnes of metallurgical coal and 0.3

million tonnes of thermal coal annually by 2008, most of it for the Pacific Rim markets. In South Africa, development of the Mafube mine has started following the granting of prospecting rights, while the Isibonelo project, which supplies 5 million tonnes to Sasol per annum, reached full production in 2006. In Colombia, the first phase of the expansion to 28 million tonnes per annum at the Cerrején mine reached completion and a second expansion to 32 million tonnes per annum is already under way.

Base Metals is currently assessing a number of major projects, which will drive significant production growth well into the next decade. In December, the go-ahead was given for the $1.2 billion Barro Alto project in Brazil which will produce an average of 36,000 tonnes of nickel per year in the form of ferronickel over a minimum 26 year mine life. Construction of the Barro Alto facilities is scheduled to begin in 2007, with production commencing in 2010 and ramping up to full capacity during 2011. In addition, work is continuing on feasibility and de-bottlenecking studies at the two major Chilean copper operations, Los Bronces and Collahuasi, and a decision to proceed with these expansions is expected in 2007.

Kumba Iron Ore is well advanced on the $754 million Sishen expansion project in South Africa's Northern Cape, with first output due in 2007 and full ramp-up to 13 million tonnes per annum targeted for 2009. This will take the company to 45 million tonnes per annum of iron ore production, of which 36 million tonnes per annum will be exported. Further brownfield and greenfield projects offer the potential to increase Kumba Iron Ore's annual production to over 70 million tonnes per annum by 2015. Other iron ore growth opportunities are being pursued.

Progress continues on De Beers' Canadian projects at Snap Lake and Victor. Despite project costs rising, owing to higher energy costs, technological challenges and the impact of the early closure of the winter road to the sites, both developments remain on track to open in the final quarters of 2007 and 2008, respectively. In 2006, De Beers also approved two projects in South Africa: the re-opening of the dormant Voorspoed mine and the South African Sea Areas marine mining project for a total capital expenditure of $284 million.

Outlook

Global economic growth was especially rapid in the first half of 2006, with all the major regions of the world growing rapidly over this period. Commodity prices reacted positively to this environment, with new highs being recorded for a number of products. In the second half, global growth began to moderate, particularly in the US.

European markets are improving and emerging markets, in particular China and India, are growing strongly. Continued growth in these regions in 2007 is likely to largely offset weaker US growth and thus the decline in global growth from the strong level achieved in 2006 should be fairly modest. This should provide a supportive climate for commodities in the near term. The Group continues to progress its strong organic project pipeline and drive operational excellence to meet ongoing demand for its commodities.

For further information:

Investor enquiries
Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media enquiries
Kate Aindow
Tel: +44 207 968 8619

Daniel Ngwepe
Tel: +27 11 638 2267

Fiona Wrench
Tel : +27 11 638

Notes to editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Webcast of presentation:

A live webcast of the annual results presentation starting at 10.00am UK time on 21 February can be accessed through the Anglo American website at www.angloamerican.co.uk.

Pictures:

High resolution images can be downloaded by the media at www.vismedia.co.uk

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated; special items and remeasurements are defined in note 6 and underlying earnings are calculated as set out in note 9 to the financial information. EBITDA is operating profit before special items and remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations and to total profit from operations and associates in note 14 to the financial information.

Financial review of Group results

Underlying earnings per share for the year increased to $3.73 per share, an increase of 45% compared with 2005. Underlying earnings totalled $5,471 million, with strong contributions from Base Metals and Platinum as well as a significant increase in contribution from AngloGold Ashanti. Coal recorded lower underlying earnings mainly due to a decline in export sales volumes and increased costs, while Paper and Packaging recorded a lower contribution and Industrial Minerals a flat contribution, owing to continuing difficult market conditions, although Paper and Packaging saw some improvement in overall market conditions in the second half of the year. Underlying earnings at De Beers were below the prior year, principally reflecting lower sales by the Diamond Trading Company and increased exploration and development cost, as well as lower preference share income arising from the June 2006 redemptions, and higher minorities as a result of the Ponahalo black economic empowerment transaction which was completed in April 2006. Kumba's results showed a significant increase over the prior year; however, Ferrous Metals as a whole recorded a lower contribution chiefly owing to lower manganese and vanadium prices, the impact of the increased minorities as a result of the Highveld part disposal in July, as well as the full year impact of the disposal in mid-2005 of Boart Longyear and Samancor Chrome.

Underlying earnings $ million	**Year ended 31 Dec 2006**	Year ended 31 Dec 2005
Profit for the financial year attributable to equity shareholders	**6,186**	3,521
Operating special items including associates	**562**	323
Operating remeasurements including associates	**429**	317
Net profit on disposals including associates	**(1,367)**	(185)
Financing special item	**4**	-
Financing remeasurements including associates:		
Fair value loss on convertible option	**18**	32
Exchange gain on De Beers' preference shares	**(40)**	(72)
Unrealised gains and losses on non-hedge derivatives	**(8)**	(2)
Tax on special items and remeasurements including associates	**(124)**	(15)
Related minority interests on special items and remeasurements including associates	**(189)**	(183)
Underlying earnings	**5,471**	3,736
Underlying earnings per share ($)	**3.73**	2.58

Profit for the year after special items and remeasurements increased by 76% to $6,186 million compared with $3,521 million in the prior year. This increase relates mainly to strong operational results as discussed above. There was a significant increase in net profits on disposal which, including associates, was $1,182 million higher than 2005, mainly as a result of the Group's disposal of 19.7 million ordinary shares in AngloGold Ashanti and the Group's non-participation in the issue of ordinary shares by AngloGold Ashanti ($909 million net profit on disposal) as well as the profit of $301 million on partial disposal of Highveld. This was largely offset by the $52 million loss on partial disposal of Kumba's non-iron ore assets as well as operating special items and remeasurements losses of $991 million, including the impairment and restructuring of certain Tarmac assets ($278 million), impairment and closure costs relating to the Dartbrook coal mine in Australia ($125 million), impairment mainly of certain downstream converting Packaging assets and certain Business Paper assets at Paper and Packaging ($104 million) and unrealised losses on non-hedge derivatives ($429 million), recorded principally at AngloGold Ashanti.

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average weakened slightly against the US dollar compared with the prior year, with an average exchange rate of R6.77 compared with R6.37 in 2005. Currency movements positively impacted underlying earnings by $129 million. Operating results benefited from weaker average rates for the rand and Australian dollar, although these were offset by the stronger Chilean peso and Brazilian real. There was a significant beneficial effect on underlying earnings from increased prices amounting to $3,581 million, particularly in respect of copper and platinum group metals.

Summary income statement **$ million**	**Year ended** **31 Dec 2006**	Year ended 31 Dec 2005
Operating profit before special items and remeasurements	**8,742**	5,344
Operating special items	**(524)**	(186)
Operating remeasurements	**(344)**	(301)
Operating profit from subsidiaries and joint ventures	**7,874**	4,857
Net profit on disposals	**1,168**	87
Share of net income from associates [1]	**685**	657
Total profit from operations and associates	**9,727**	5,601
Net finance costs before special items and remeasurements	**(165)**	(428)
Financing special items and remeasurements	**-**	35
Profit before tax	**9,562**	5,208
Income tax expense	**(2,640)**	(1,275)
Profit for the financial year	**6,922**	3,933
Minority interests	**(736)**	(412)
Profit for the financial year attributable to equity shareholders	**6,186**	3,521
Basic earnings per share ($)	**4.21**	2.43
Group operating profit including associates before special items and remeasurements	**9,832**	6,376

[1] Operating profit from associates before special items and remeasurements	**1,090**	1,032
Operating special items and remeasurements [2]	**(123)**	(153)
Net profit on disposals [2]	**199**	98
Financing remeasurements [2]	**26**	7
Net finance costs (before remeasurements)	**(101)**	(51)
Income tax expense (after special items and remeasurements)	**(368)**	(274)
Underlying minority interest (after special items and remeasurements)	**(38)**	(2)
Share of net income from associates	**685**	657

[2] See note 3 to the financial information.

Special items and remeasurement charges

$ million	**31 December 2006**			31 December 2005		
	Excluding associates	**Associates**	**Total**	Excluding associates	Associates	Total
Operating special items	**(524)**	**(38)**	**(562)**	(186)	(137)	(323)
Operating remeasurements	**(344)**	**(85)**	**(429)**	(301)	(16)	(317)
Operating special items and remeasurements	**(868)**	**(123)**	**(991)**	(487)	(153)	(640)

Operating special items and remeasurements, including associates, amounted to $991 million, with $562 million operating special charges in respect of impairments, restructurings and mine and operation closures, including a $278 million combined impairment and restructuring charge relating to certain non-core assets to be sold and other assets to be restructured at Industrial Minerals following the conclusion of the strategic review, an impairment and related closure costs of $125 million at AngloCoal Australia's Dartbrook mine, and a $104 million impairment at Paper and Packaging mainly of certain downstream converting Packaging assets.

Operating remeasurements, including associates, of $429 million principally relates to unrealised losses on non-hedge commodity derivatives at AngloGold Ashanti. The loss in 2006 relates to the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates and interest rates compared with the equivalent period in 2005.

Net profit on sale of operations, including associates, amounted to $1,367 million. This included the profit on sale of 19.7 million ordinary shares in AngloGold Ashanti, which resulted in $737 million profit on disposal as well as $172 million profit on the deemed disposal of AngloGold Ashanti arising from the non-participation in the issue of ordinary shares by AngloGold Ashanti. A gain of $301 million also arose on the part disposal of Highveld, offset by a loss of $52 million on the part disposal of Kumba's non-iron ore assets. The Group also realised a $103 million profit on the sale of an indirect 26% equity interest in De Beers Consolidated Mines Limited to Ponahalo Holdings (Proprietary) Limited.

Financing remeasurements, including associates, are made up of a $18 million fair value loss on the AngloGold Ashanti convertible bond option, unrealised net gains of $8 million on non-hedge derivatives and a $40 million foreign exchange gain on De Beers dollar preference shares held by a rand denominated entity.

In line with IFRIC guidance, the option component of the AngloGold Ashanti convertible bond is fair valued at each reporting period and held as a liability. Changes in fair value of the liability are taken to the income statement.

The US dollar preference shares held by De Beers (a rand functional currency entity) are classified as 'financial asset investments' and are retranslated at each period end. The resulting rand:US dollar foreign exchange gains and losses are reported through the income statement as a remeasurement charge.

Net finance costs

Net finance costs, excluding special items and remeasurements of nil (2005: gain of $35 million), decreased from $428 million in 2005 to $165 million. The decrease reflects lower interest costs due to the reduction in net debt.

Taxation

	31 December 2006			31 December 2005		
$ million	**Before special items and remeasurements**	**Associates' tax and minority interests**	**Including associates**	Before special items and remeasurements	Associates' tax and minority interests	Including associates
Profit before tax	**9,159**	**407**	**9,566**	5,612	285	5,897
Tax	**(2,763)**	**(369)**	**(3,132)**	(1,283)	(281)	(1,564)
Profit for financial period	**6,396**	**38**	**6,434**	4,329	4	4,333
Effective tax rate including associates %			**32.7**			26.5

IAS 1 *Presentation of financial statements* requires income from associates to be presented net of tax on the face of the income statement. Associates' tax is therefore not included within the Group's total tax charge on the face of the income statement. Associates' tax before special items and remeasurements included within 'Share of net income from associates' for the year ended 31 December 2006 was $369 million (2005: $281 million).

The effective rate of taxation before special items and remeasurements including share of associates' tax before special items and remeasurements was 32.7%. This was an increase from the effective rate on the same basis of 26.5% in the year ended 31 December 2005. The December 2005 tax rate benefited from the one-off impact of a reduction in the statutory tax rates in South Africa and Ghana. Without this one-off benefit the effective tax rate for the prior year would have been 29.7%. The December 2006 tax rate reflects the relative impact of the statutory tax rates, on a fully distributed basis where appropriate, of the countries in which the Group's operations are based. In future periods it is expected that the effective tax rate, including associates' tax, will remain at or above the UK statutory tax rate of 30%.

Balance sheet

Equity attributable to equity shareholders of the Company was $24,271 million compared with $23,621 million as at 31 December 2005.

During the year, the Group announced a share buyback programme totalling $6 billion. By the end of 2006, $3.9 billion of this programme had been completed, with the programme due to complete fully in the first half of 2007. A further $3 billion share buyback has been announced for 2007.

Net debt, excluding hedges but including balances that have been reclassified as held for sale ($80 million) was $3,324 million, a decrease of $1,669 million from 31 December 2005. The reduction was principally due to reduction of debt from cash flows from operations and disposals, deconsolidation of AngloGold Ashanti debt and conversion of $1.1 billion of the Group's convertible debt, although this was partially offset by $3.9 billion of share buyback and $1.5 billion special dividend as at 31 December 2006.

Net debt at 31 December 2006 comprised $6,304 million of debt, offset by $2,980 million of cash, cash equivalents and current financial asset investments. Net debt to total capital[1] as at 31 December 2006 was 12.9%, compared with 17.0% at 31 December 2005.

Cash flow

Net cash inflows from operating activities was $8,310 million compared with $6,781 million in 2005. EBITDA was $12,197 million, a substantial increase of 36% from $8,959 million in 2005. Depreciation and amortisation decreased by $405 million to $2,036 million.

Acquisition expenditure accounted for an outflow of $344 million compared with $530 million in 2005. This included $76 million, net of cash acquired, in respect of the Group's investment in AltaSteel (Ferrous Metals and Industries) and $65 million in respect of the Group's investment in Akrosil and Stambolijski (Paper and Packaging).

Proceeds from disposals totalled $1,642 million, with net proceeds on the sale of 19.7 million ordinary shares of AngloGold Ashanti of $839 million and net proceeds of $412 million received on disposal of 49.8% of Anglo American's shareholding in Highveld Steel.

Repayment of loans and capital from associates amounted to $394 million and is attributable to capital redemptions by De Beers, comprising the redemption of $175 million of preference shares and a further $219 million in respect of a share premium redemption following the Ponahalo black economic empowerment transaction. Purchases of tangible assets amounted to $3,686 million, an increase of $380 million. Increased capital expenditure by Platinum, Coal, Ferrous Metals and Industries, Industrial Minerals and Base Metals was partially offset by a reduction in capital expenditure at Paper and Packaging, as well as the impact of including AngloGold Ashanti's capital expenditure up to 20 April 2006, after which it is accounted for as an associate.

Dividends

A final dividend of 75 US cents per share to be paid on 3 May 2007 has been recommended.

Analysis of dividends US cents per share	2006	2005
Interim dividend (US cents per share)	**33**	28
Recommended final dividend	**75**	62
Normal dividend for year	**108**	90
Special dividend previously paid	**67**	33
Total dividends	**175**	123

[1] Net debt to total capital is calculated as net debt divided by total capital less investments in associates. Total capital is net assets excluding net debt.

Operations review

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items and remeasurements unless otherwise stated. Capital expenditure relates to cash expenditure on fixed assets.

PLATINUM

$ million	**Year ended 31 Dec 2006**	Year ended 31 Dec 2005
Operating profit	**2,398**	854
EBITDA	**2,845**	1,282
Net operating assets	**7,078**	7,018
Capital expenditure	**923**	616
Share of Group operating profit	**24%**	13%
Share of Group net operating assets	**25%**	20%

Anglo Platinum's operating profit reached a record $2,398 million, increasing 181% on 2005's operating profit of $854 million. This was achieved on the back of a significantly higher price achieved for the basket of metals sold, increased production and a weaker average rand/US dollar exchange rate.

Markets

The average dollar price realised for the basket of metals sold equated to $2,030 per platinum ounce, 46% higher than in 2005, with firmer platinum, rhodium and nickel prices making the largest contribution to the increase. The average realised price for platinum of $1,140 per ounce was $246 higher than in 2005, while nickel averaged $10.74 per pound against $6.77 in 2005. The price achieved for rhodium averaged $3,542 per ounce, an increase of $1,576 per ounce over 2005, and includes the effect of existing long term contractual arrangements with some customers entered into to support and develop the rhodium market.

Technological development continues to drive industrial demand for platinum and ongoing research into new applications will create further growth in this sector. With the rapid spread of exhaust emissions legislation, over 91% of new vehicles sold in the world now have autocatalysts fitted. The intensifying stringency of emissions legislation will drive growth in PGM demand for autocatalysts as new legislation is applied to trucks and off road vehicles in the USA. The increasing popularity of diesel-powered vehicles in Europe continues and this has also intensified the demand for platinum, as diesel-powered cars can only use autocatalysts that are predominantly platinum-based.

Operating performance

Refined platinum production for the year rose by 15% to 2,816,500 ounces, primarily due to increased production at mining operations and the release of metal from pipeline stocks, including the processing of concentrate built up at the Polokwane Smelter in 2005. Platinum production from mining operations, expressed in equivalent refined ounces (metal contained in concentrate net of smelting and refining losses), increased by 5% to 2,638,600 ounces. The increase was mainly attributable to improved production volumes at the Amandelbult, Kroondal, Modikwa, Bafokeng-Rasimone and Rustenburg operations as well as new output from the Marikana and Mototolo operations. However, this was partly offset by lower output from Potgietersrust and the Western Limb Tailings Retreatment plant.

The cash operating cost per equivalent refined platinum ounce in rand terms increased by 10.7%. Once-off additional ground support work during 2006 at Union, equipping and development programmes to establish a sustainable base for future production at Amandelbult and Rustenburg, cost increases in diesel, steel, tyres and labour and the effect of lower grades as a consequence of a higher percentage of UG2 ore mined, were the principal reasons for the above inflation unit cost increase.

Projects
Anglo Platinum remains confident of the robustness of demand for platinum and is continuing with its expansion programme and expects to meet its stated average compound growth target of 5% per annum by exploiting its own reserves through direct investment in projects as well as with joint venture partners. This growth profile requires projects that will create incremental new production as well as maintain existing production levels due to reserve depletion from current mining activities.

The implementation of Anglo Platinum's extensive suite of mining and processing projects to expand and maintain production continues on schedule. Projects that have increased production include Modikwa, Kroondal and for the first time in 2006, the Marikana and Mototolo ventures which have both added equivalent refined platinum ounces of 12,800 for 2006. Marikana, approved in 2005, will produce 74,000 refined platinum ounces a year by 2009. Mototolo is set to reach steady state production by the end of 2007, producing refined platinum production of 130,000 ounces per annum at steady state.

In 2006 the company approved capital expenditure totalling $1.6 billion, which included the Potgietersrust North expansion project. Work on this project, which aims to mill an additional 600,000 tonnes of ore per month, producing an additional 230,000 refined platinum ounces per annum from 2009, has commenced.

Projects that contribute towards maintaining production levels include the Amandelbult 1 shaft optimisation project, which was successfully completed during the year with the 75,000 tonnes per month UG2 concentrator being fully commissioned and running at capacity. This concentrator processes UG2 ore as Merensky production declines due to the depletion of Merensky ore reserves.

The Amandelbult East Upper UG2 project, which was approved in 2006, will conventionally mine the UG2 reef, using existing mining infrastructure previously employed to extract Merensky reef, at the vertical number 2 shaft and at three decline shafts. The 75,000 tpm UG2 concentrator will be expanded to 210,000 tpm and by 2012 the project will contribute an additional 106,000 ounces of refined platinum per annum.

The Rustenburg Paardekraal 2 shaft replacement project will access deeper Merensky reserves at a rate of 100,000 tpm. The project is expected to produce 120,000 ounces of refined platinum per annum by 2015, replacing decreasing production as a result of reserve depletion.

The Townlands Ore Replacement project at a capital cost of $139 million was approved in February 2007 and will replace 70,000 ounces of refined platinum per annum by 2014 with production from new Merensky and UG2 areas at the Rustenburg Townlands Shaft.

In December, Anglo Platinum concluded a black economic empowerment transaction with the Bakgatla-Ba-Kgafela traditional community, under which the community acquired a 15% interest in Anglo Platinum's Union Section mining and concentrating business as well as interests in the prospecting rights of certain properties in the vicinity of Union Section.

Outlook
The demand for newly-mined platinum continues to grow from the autocatalyst and industrial sectors offsetting the decline in demand from the jewellery sector. Autocatalyst demand is expected to continue growing in response to growth in the sales of diesel vehicles worldwide coupled with the advances in emission legislation requiring the fitment of catalyst systems and particulate filters containing platinum. The application of platinum in a wide variety of uses in industry remains robust. In the jewellery sector, the high price of platinum, but more importantly the volatility in the price, is limiting the levels of stock held within the trade and hence demand is down. Additional development projects to support the "Platinum" brand and the industry are being implemented in China, Japan and the USA. These initiatives are expected to sustain interest and assist in restoring demand even at current price levels.

The recovery of palladium demand in the industrial market continues particularly in the autocatalyst and electronics sectors. Substitution of palladium for platinum in gasoline engine emission control catalysts is a continuing feature. The demand for palladium in the Chinese jewellery trade reduced from the exceptional peak last year as the manufacturing and retail pipelines were established. Sustained demand will be dependent on creating consumer desire for the product. The development of a differentiating

image for palladium is in its infancy, but being pursued. The market for palladium is also being supported by investor interest in the metal which absorbs additional supply from Russian stocks.

The markets for rhodium and ruthenium are supported by strong industrial demand and are expected to be buoyant in the medium term.

Refined platinum production for 2007 is expected to be between 2.8 million and 2.9 million ounces. While production and sales volumes will increase in 2007, the most significant variable affecting earnings will be metal prices and the rand/US dollar exchange rate.

DIAMONDS

$ million	**Year ended 31 Dec 2006**	Year ended 31 Dec 2005
Share of associate's operating profit	**463**	583
EBITDA	**541**	655
Group's share of De Beers' net assets [1]	**2,062**	2,056
Share of Group operating profit	**5%**	9%

[1] De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed.

The Group's share of operating profit from De Beers declined by 21% to $463 million from the 2005 figure of $583 million. This was largely attributable to lower sales by the Diamond Trading Company (DTC), the marketing arm of De Beers, increased exploration and development costs, reduced earnings in the diamond account, the impact of increased finance charges, and the dilution in earnings as a consequence of the sale of 26% of De Beers Consolidated Mines to a black economic empowerment consortium.

Markets

Solid consumer demand for diamond jewellery continued in 2006, with the US, and particularly China and India, reporting strong sales growth. Sales by the DTC were $6.2 billion, slightly below the previous year (2005: $6.5 billion), though still the second-highest on record. The decline reflected the reduced supply available to the DTC and the continuing challenging environment in the wholesale market for rough diamonds, where a lack of liquidity, margin pressure and increasing financing costs impacted pipeline demand.

DTC marketing initiatives continue to effectively drive demand for diamond jewellery. Preliminary reports point to global retail sales for 2006 rising by about 4%-5%, with India and China achieving double-digit growth. DTC marketing programmes such as 'Journey Diamond Jewellery' and 'Trilogy' were strong growth drivers in 2006. Independently managed De Beers Diamond Jewellers (DBDJ), the De Beers retail joint venture with Louis Vuitton Möet Hennessy (LVMH), had an excellent year, with an encouraging performance in the United States, which accounts for around 50% of world jewellery sales by value. In 2007 DBDJ will introduce its first wristwatch collection and increase its presence in the US, the Middle East, Japan, Hong Kong and South Korea.

Operating performance

In 2006 the De Beers group achieved its highest ever production of 51 million carats (2005: 49 million carats). This was attributable mainly to Debswana raising output in Botswana from 31.9 million carats to 34.3 million carats. In Namibia, Namdeb lifted production by 18% to just over 2 million carats. Production from the South African operations totalled 14.6 million carats. Element Six, De Beers industrial diamond business, continues to achieve sustained growth, recording a satisfactory profit for the year.

In Canada, De Beers is on target to start production at Snap Lake in the Northwest Territories in October, 2007, while the Victor mine in Ontario is scheduled to come on stream in the last quarter of 2008. In June 2006 De Beers announced that it had been granted a right to mine for diamonds at the long-closed Voorspoed mine in South Africa's Free State province. As part of its $145 million South African Sea Areas marine mining project, a mining vessel, now undergoing commissioning, will commence operations off the

west coast of South Africa in the third quarter of 2007. When all of these operations are in full production they will contribute 3.3 million carats, valued at $700 million, to De Beers' production capacity.

In 2006 De Beers positioned itself well to take advantage of exploration opportunities. The company has been granted three new concessions in Angola, prospecting licences have been granted in Botswana around the Jwaneng and Orapa areas, while De Beers is involved in a number of joint ventures to access promising ground in the Democratic Republic of Congo. In Canada, De Beers has sold its 42% stake in the Fort à la Corne project in Saskatchewan. In September 2006 De Beers and Alrosa, the leading Russian diamond mining company, signed a Memorandum of Understanding which should lead to joint diamond prospecting and exploration activities in Russia.

A groundbreaking empowerment transaction was concluded in April 2006, resulting in the sale of 26% of De Beers Consolidated Mines, the South African mining arm of De Beers, to a black economic empowerment consortium.

In May 2006 the Government of Botswana and De Beers signed the renewal of the mining licence for Jwaneng, the world's most valuable diamond mine. The licence will run for 25 years (effective from 1 August 2004), while the currently held licences for the Orapa, Lethlakane and Damtshaa mines were also extended to 2029. The agreement also covered the sale of diamond production from Debswana (held 50:50 by the Government of Botswana and De Beers) to the DTC for a further five years, and the establishment of Diamond Trading Company Botswana (also equally owned by the two parties) to sort and value all Debswana's diamond production.

On 30 January 2007, the Government of Namibia and De Beers announced the extension of the DTC sales contract for a further eight years (effective 1 January 2006), and the establishment of Namibia Diamond Trading Company to sort, value and market Namibia's diamond output.

Following the announcement in 2004 that De Beers had reached a settlement with the US Department of Justice, De Beers announced a provisional agreement in March 2006 to settle and consolidate all of the remaining class actions against De Beers for a total sum of $295 million. Proceedings to obtain final judicial approval of the settlement of the class actions are continuing.

On 31 January 2007 the European Commission formally announced that it had decided to reject all of the outstanding complaints against De Beers and the DTC in respect of the DTC Sales and Marketing policy, and the Russian Trade agreement.

Outlook

The outlook for further growth in retail diamond jewellery sales remains positive, with India and China likely to be the leading growth markets, and the US continuing its five year growth trend. While DTC sales are likely to be constrained by availability in 2007, due to the reduction in Russian purchases as agreed with the European Commission, De Beers will benefit from bringing new production on stream towards the end of the third quarter of 2007. De Beers will focus on implementing its new vision of 'maximising the value of its leadership position'. This includes, in addition to new production, reviewing assets that do not fit the De Beers portfolio criteria, focusing exploration on the most prospective areas, continuing to improve cost efficiency and investing in DBDJ and the 'Forevermark' marketing programmes.

BASE METALS

$ million	**Year ended 31 Dec 2006**	Year ended 31 Dec 2005
Operating profit	**3,876**	1,678
Copper	**3,019**	1,381
Nickel, Niobium, Mineral Sands	**405**	249
Zinc	**516**	102
Other	**(64)**	(54)
EBITDA	**4,214**	1,990
Net operating assets	**4,268**	4,785
Capital expenditure	**298**	271
Share of Group operating profit	**39%**	26%
Share of Group net operating assets	**15%**	13%

Anglo Base Metals generated a record operating profit of $3,876 million (2005: $1,678 million) on the back of increased copper, zinc, lead and ferroniobium production and significantly higher metal prices, partially offset by significant rises in the costs of energy and most key consumables. Although copper and zinc treatment and refining charges eased, increases in metal price linked smelter deductions and price participation saw a significant increase in this component of costs. The strength of the Chilean and Brazilian currencies against the dollar also adversely impacted operating profits.

Markets

Average LME prices (c/lb)	**2006**	2005
Copper	**305**	167
Nickel	**1,095**	668
Zinc	**148**	63
Lead	**58**	44

With global GDP growth remaining strong, average base metal prices moved significantly upwards in 2006. Although copper demand was slightly weaker than expected (with destocking by the Chinese and other manufacturers) and price-induced substitution (particularly in respect of copper and nickel) was also a feature, aggregate demand growth for base metals was largely as expected at 5%-6%. The primary drivers of the dramatic increase in prices were tight metal inventories (in turn, a reflection of weak mine supply growth arising from a lack of investment in new capacity and further supply side disruptions, particularly in the case of copper) and the significant and rapid inflow of speculative and investor funds into commodities markets.

Operating performance

Copper Division	**2006**	2005
Operating profit ($m)	**3,019**	1,381
Attributable production (tonnes)	**643,800**	634,600

Los Bronces copper mine implemented measures to overcome the lower throughput experienced in the first half arising from unexpectedly hard ore encountered in the Donoso Este area. Production, which included a record amount of cathode, was marginally lower at 226,000 tonnes (2005: 227,300 tonnes). El Soldado saw increasing mining flexibility and grade as the year progressed and delivered 68,700 tonnes (2005: 66,500 tonnes). Mantoverde suffered some delays in dump construction early in the year and output decreased by 3% to 60,300 tonnes. Mantos Blancos reduced the dump leach area under irrigation but this was more than offset by improved grades and recoveries in both the vat leach and sulphide ore circuits, resulting in a 5% rise in production to 91,700 tonnes. Notwithstanding intermittent production interruptions arising from the Rosario crushing and conveying system and SAG Mill No. 3, Collahuasi lifted output to

440,000 tonnes (2005: 427,100 tonnes) largely as a result of a 13% improvement in sulphide mill throughput. Molybdenum production rose materially to 3,400 tonnes (2005: 300 tonnes) in the first full year of molybdenum plant production. Chagres increased production by 26% to 173,400 tonnes following the completion of the expansion project at the end of 2005.

The $80 million El Soldado pit extension project was completed on time and under budget. The Los Bronces feasibility study, which contemplates increasing copper production by 75% at a cost of approximately $1.2 billion, will be completed in mid-2007, while the Quellaveco revised feasibility study, examining a project with production of copper of around 200,000 tonnes per annum at a capital cost of approximately $1.2 billion, will be complete in 2008. Evaluation of the progressive de-bottlenecking project at Collahuasi will be undertaken this year.

The new Chilean mining tax was paid with effect from January 2006.

Nickel, Niobium and Mineral Sands Divisions	2006	2005
Operating profit ($m)	**405**	249
Attributable nickel production (tonnes)	**26,400**	26,500

Production of 16,600 tonnes at Loma de Níquel was marginally down for the year. Codemin output rose to 9,800 tonnes (2005: 9,600 tonnes), but sales volumes were 11% higher owing to the timing of shipments. In the first full year of production following the completion of the scalping project, niobium output increased a further 18% to a record 4,700 tonnes. Namakwa Sands' zircon and rutile production was very similar to 2005 at 128,400 tonnes and 28,200 tonnes respectively, while slag tonnage, which had been at similar levels until a major furnace burn-out occurred in August, was 19% lower at 133,900 tonnes.

In December the $1.2 billion Barro Alto project, which will see the construction of a 36,000 tonnes per annum ferronickel operation in Brazil, was approved. First production is scheduled for 2010.

Zinc Division	2006	2005
Operating profit ($m)	**516**	102
Attributable zinc production (tonnes)	**334,700**	324,200
Attributable lead production (tonnes)	**71,400**	63,000

Skorpion operated at design capacity until August when impurities in the electrowinning circuit caused a hydrogen fire, necessitating a 20 day shutdown. Although operations were again running at design capacity by December, production for the year eased to 129,900 tonnes (2005: 132,800 tonnes). Increased production from secondary mining (released by the backfill programme), improved grades (arising from the start-up of mining in the Bog Zone) and improved mill throughput and recoveries resulted in Lisheen producing 170,700 tonnes of zinc and 23,100 tonnes of lead (2005: 159,300 tonnes and 20,800 tonnes, respectively).

At Black Mountain the commissioning at the Deeps shaft and the phased redeployment from the Broken Hill and Swartberg orebodies to, and the opening up of, the Deeps orebody has led to a gradual improvement in grade. This, together with a modest improvement in mill throughput, saw an increase of 6% in zinc production and 14% in lead output to 34,100 tonnes and 48,300 tonnes, respectively.

In January 2007 it was announced that black economic empowerment company Exxaro Resources Limited had exercised an option under which it had, subject to the satisfaction of conditions precedent and contractual price adjustments, agreed to acquire Namakwa Sands (for R2.0 billion) and 26% of each of Black Mountain and Gamsberg (for a combined figure of R180 million).

Anglo Base Metals continues to focus on operational excellence and delivering on the value-additive growth options that it is creating. Increases in zinc and ferroniobium production are forecast in 2007 while nickel output should be maintained. Copper production, excluding Collahuasi, is forecast to increase modestly. Collahuasi had forecast a rise in production of some 5%, but the taking down of a SAG mill for 65 days to replace its stator motor (which is covered by insurance) will result in an attributable shortfall of approximately 13,000 tonnes and a level of production in line with 2006.

Outlook

After four consecutive years of particularly strong growth in the world economy, the current consensus is one of slightly lower growth in 2007 without undue pressure on inflation rates and thus the level of interest rates. Although fundamentals will continue to be positive and overall stock levels below 'normal', both the zinc and the copper markets are likely to see some stock build up as they move into a surplus in 2007, the extent of which (particularly in copper) will depend on supply side disruptions. Nickel markets will remain very tight in 2007, but nickel and zinc markets will see further increases in supply in 2008. Fundamentals are therefore supportive, but suggest an easing of prices. The full extent of any price moves and the pace of such change will be dictated by fluctuations in speculative and investment funds sentiment in what is likely to be a volatile pricing environment.

FERROUS METALS AND INDUSTRIES

$ million	Year ended 31 Dec 2006	Year ended 31 Dec 2005
Operating profit	**1,360**	1,456
Kumba	**778**	568
Highveld Steel	**230**	436
Scaw Metals	**160**	121
Samancor Group	**52**	144
Tongaat-Hulett	**154**	131
Boart Longyear	**-**	67
Other	**(14)**	(11)
EBITDA	**1,560**	1,779
Net operating assets	**2,796**	4,439
Capital expenditure (including biological assets)	**582**	373
Share of Group operating profit	**14%**	23%
Share of Group net operating assets	**10%**	12%

Ferrous Metals and Industries' operating profit declined by 7% to $1,360 million (2005: $1,456 million), mainly as a result of the sale of non-core businesses that contributed $94 million in 2005, as well as lower vanadium and manganese prices, partially offset by higher iron ore prices.

Markets

World crude steel production increased by 9% in 2006, to reach a total of 1.2 billion tonnes. China accounted for most of the increase, with its share of global output rising to 34% in 2006. The South African steel market was characterised by strong demand, attributable to numerous major projects, among them infrastructural preparations for the 2010 Soccer World Cup, as well as expansion by utilities and the mining and chemical industries.

Operating performance

Kumba achieved an operating profit of $778 million (2005: $568 million). Global iron ore demand remained strong in 2006, fuelled by the continuing expansion of the steel industry in China. In addition to the 71.5% annual iron ore price increase achieved in April 2005, an annual increase of 19% was achieved with effect from April 2006. Export sales volumes for the period grew in line with production improvements. Kumba Iron Ore produced a record 31 million tonnes of iron ore

for the period, exporting 21 million tonnes. A $754 million, three-year expansion programme is currently under way at the Sishen mine which will increase sales volumes by 40% to 45 million tonnes per annum. Ramp-up will commence in 2007, with full production expected in early 2009.

Scaw produced a record operating profit of $160 million (2005: $121 million). The acquisition in February of AltaSteel, a manufacturer of steel and value-added steel products in Canada, together with the acquisition of the remaining 50% of Moly-Cop Canada, contributed $32 million for the year. Strong demand for rolled, cast and wire rod products contributed to higher profits. The international grinding media operations achieved higher sales volumes, although this benefit was more than offset by negative exchange rate movements.

Anglo American's attributable share of Samancor's operating profit was $52 million (2005: $144 million). The 2005 operating profit included a $16 million contribution from Samancor's chrome business, which was disposed of in June 2005. Although higher manganese ore sales volumes were achieved, lower alloy volumes and lower selling prices negatively impacted profits. In 2006, the average manganese ore price achieved was $2.2 per metric tonne unit (mtu), compared with the 2005 average price of $2.9/mtu.

Highveld reported a lower operating profit of $230 million (2005: $436 million), although this performance was still the second best in its history. An increased contribution from the steel business, driven by strong South African steel demand, was more than counteracted by the easing of vanadium prices from the record levels achieved in 2005. In 2006, the average ferrovanadium price achieved was $39 per kilogram of vanadium (kgV) compared with the 2005 average of $66/kgV.

Tongaat-Hulett's operating profit grew to $154 million (2005: $131 million). The sugar operations benefited from a higher world sugar price of 12.8 USc/lb in 2006, compared with 9.0 USc/lb in 2005, while the 2006 South African sugar crop was the second lowest in 10 years. Hulamin continued its progress in increasing sales volumes, with record rolled product sales of 183,000 tonnes (2005: 173,000 tonnes). African Products' margins were affected by pricing pressures on starch and glucose and increasing maize input costs. Moreland benefited from increased contributions from its commercial, industrial and resorts property development portfolios.

Strategic review

Further progress was made on optimising the division's asset base during the year.

In July, Anglo American announced the sale of its 79% shareholding in Highveld Steel to Evraz, an international steel producer, and Credit Suisse, for an aggregate consideration of $678 million. Following the disposal of the initial 49.8%, for which Anglo American received $412 million, Evraz has an option to acquire Anglo American's remaining 29.2% stake in Highveld Steel for $266 million once regulatory approvals are received. This amount will be reduced by any dividends paid by Highveld Steel prior to Anglo American selling its remaining shares. The deal represents a substantial foreign direct investment in South Africa.

In November the Kumba empowerment transaction was completed. This resulted in the listings on the Johannesburg Stock Exchange of Kumba Iron Ore, as a pure play iron ore company in which Anglo American holds 64%, and Exxaro, which became South Africa's largest black economic empowered natural resources company.

In December the Tongaat-Hulett Group announced the proposed unbundling and listing of Hulamin and simultaneous introduction of broad based black economic empowerment into both companies. This transaction, which is anticipated to be completed by mid 2007, will result in broad based black economic empowerment groups acquiring 25% and 15% interests in Tongaat-Hulett and Hulamin, respectively. Anglo American's shareholding in Tongaat-Hulett will reduce from 50% to 38% and its shareholding in Hulamin from an effective 45% to 39%.

In line with Anglo American's objective of consolidating its agri-processing businesses within Tongaat-Hulett, it was announced in December that Tongaat-Hulett had acquired Anglo American's 50% shareholding in the Zimbabwe Stock Exchange listed sugar producer, Hippo Valley Estates, for $36 million.

Outlook
Scaw's volumes in the South African market are expected to grow, driven by infrastructural expansion and construction and mining industry activity. Demand for Scaw's products internationally is forecast to remain strong, driven by mining demand in Latin America and buoyant economic growth in Alberta, Canada. Samancor should benefit from volume improvements and higher prices. Highveld's performance in 2007 should be similar to that of 2006, depending largely on vanadium prices and continued strength in the South African steel demand. Tongaat-Hulett is expected to benefit from higher sugar production and sales revenue, while Hulamin plans to continue to grow its rolled product volumes and optimise its sales mix.

Global economic growth looks set to continue in 2007, albeit at a slightly softer pace, with global steel output forecast to rise by over 6% in 2007. The outlook for the division remains broadly positive, given the benchmark annual iron ore price increase of 9.5% effective 1 April 2007 and a stable rand. Earnings in 2007 will be influenced by the timing of the sale of Anglo American's remaining Highveld stake and the transaction unbundling the Tongaat-Hulett aluminium business.

COAL

$ million	**Year ended 31 Dec 2006**	Year ended 31 Dec 2005
Operating profit	**864**	1,019
South Africa	**380**	470
Australia	**279**	323
South America	**227**	240
Projects and corporate	**(22)**	(14)
EBITDA	**1,082**	1,243
Net operating assets	**2,862**	2,244
Capital expenditure	**780**	331
Share of Group operating profit	**9%**	16%
Share of Group net operating assets	**10%**	6%

Anglo Coal's operating profit decreased by 15% to $864 million. Coal production and sales for the first half of the year were adversely affected by a combination of poor weather in South Africa and rail and port constraints in Australia. In the second half production and sales volumes recovered and were markedly higher. Nevertheless for the year, operating profit was lower due to an overall decline in export volumes and a pull back in export prices from the very high levels of the year before. South Africa, Australia and South America contributed 44%, 32% and 26% respectively, to operating profit.

Markets
Global demand and supply for thermal coal remained well balanced during 2006. The dampening effect of mild winter temperatures in Europe and the US was mitigated by a series of worldwide logistical and production constraints and a buoyant European energy market, bolstered by high oil and gas prices. The combination of these factors maintained thermal coal prices at historically high levels. Metallurgical coal prices softened in 2006 from the highs of 2005, particularly the semi soft coking and pulverised injection (PCI) coals.

During 2006 geopolitical events demonstrated coal's strategic importance to the overall energy mix. Compared to oil and gas, coal's security of supply from widely distributed reserves makes it one of the world's most reliable energy sources. This together with the development and

implementation of clean coal technologies will, over time, position coal to make a significant contribution towards satisfying future global energy demand while addressing environmental concerns.

Operating performance

Operating profit for South African sourced coal, at $380 million, was 19% lower than the previous year's $470 million, reflecting average realised export prices which were 6% lower in 2006 and a 1% decline in export sales volumes. The rand continued to weaken in 2006, with a positive impact on operating profit of $28 million.

Production for the year increased by 2.5 million tonnes, or 4.3%, to 59.3 million tonnes, as Isibonelo went into full production and output from Landau and New Denmark grew. Landau benefited from improved yields arising from plant efficiency improvements and favourable contractor performance, whilst New Denmark benefited from strong longwall performance. Excessive rainfall during the first quarter hampered production at several operations in particular New Vaal and Kleinkopje.

Total sales, bolstered by Isibonelo, reached 59.3 million tonnes, 4.5% higher than prior year. Export sales decreased by 0.2 million tonnes or 1%. Sales to Eskom rose by 2.5% as increased economic activity continued to spur electricity demand.

Operating profit for the Australian operations reduced by 14% to $279 million (although the 2005 results included $27 million from insurance proceeds pertaining to a roof fall at Moranbah North the previous year). The decline in operating profit was chiefly on account of lower production volumes arising from the cessation of mining at Dartbrook owing to difficult geological conditions, combined with commissioning delays to the Grasstree longwall operation. These reductions were partly compensated by the staged expansion at Dawson, resulting in an overall reduction of 0.9 million tonnes for Anglo Coal Australia. Site costs rose, with industry inflation statistics reporting 11.7% increases year on year on the back of rising prices of commodities globally and often poor local availability of scarce resources. Other cost increases came with the expanding Dawson mine and the purchase of third party coal during the Grasstree transition phase at Capcoal. Port and rail constraints impeded final sales volumes and resulted in higher closing stock on hand at all export mine sites.

Callide's output increased by 0.3 million tonnes to 9.8 million tonnes. Dawson mine received additional heavy mining equipment as part of its incremental expansion and increased production by 11%, with the coking coal proportion of its coal mix rising to 45% from 30% in 2005. Drayton maintained output, although port constraints resulted in the mine being stock bound at year end. During the year Capcoal moved its main underground operations to the Grasstree mine, which experienced delays owing to conveyor and longwall commissioning problems, resulting in an 11% reduction in production. In 2006 work got under way on the Lake Lindsay project, which will extend open cut mining from the Capcoal operation. Moranbah North's production was 0.5 million tonnes lower, primarily as a result of difficult geological challenges being experienced during the first half of 2006.

In South America, operating profit was 5% lower than 2005 at $227 million following a decline in export selling prices, higher operating costs, particularly in respect of fuel prices, and a stronger Colombian peso. The decrease in operating profit was partly offset by an increase in production at Cerrejón of 9% to 28.4 million tonnes as the first expansion project was completed. Sales volumes at Carbones del Guasare in Venezuela were marginally below 2005 because of transportation difficulties between the mine and the port.

In Australia, capital expenditure for the year was 190% higher at $537 million, principally attributable to the ramp-up of the $426 million Dawson and $361 million Lake Lindsay projects. Dawson is expected to reach full production of 5.7 million tonnes per annum in 2007. Lake Lindsay is proceeding to plan, with first coal scheduled for 2008.

In South Africa, the start of work at the $132 million Mafube mine, wash plant enhancements at Goedehoop and completion of the Isibonelo mine represent the majority of the capital expenditure. Mafube will increase Anglo Coal's thermal coal production by 5 million tonnes per annum. The coal projects which have been identified as part of Project Eureka will continue to enhance Anglo Coal's participation in the South African coal sector.

In South America the expansion of Cerrejón to 32 million tonnes per annum is continuing and full production is scheduled for 2008. A pre-feasibility study is investigating additional capacity beyond 32 million tonnes per annum.

Outlook

The rand exchange rates and coal prices will continue to be the two main variables in 2007, with export prices expected to be more stable in 2007, though with a somewhat softer bias.

Thermal coal prices for 2007 will continue to be subject to volatility, resulting from anticipated growth in India and the Asian economies, increased incremental supply from major producing regions, unpredictable fluctuations in seasonal temperatures and the price of competing energy fuels. Hard coking coal prices have decreased by up to 20% for 2007 contracts beginning in April. Early negotiations in thermal coal are showing that the market is remaining strong, with similar prices set to be realised in 2007.

Substantial capital will continue to be invested in all regions, with accompanying increases in production, particularly in South Africa and Australia.

In November 2006, Anglo Coal, Hillsborough Resources and North Energy Mining Incorporated created Peace River Coal, of which Anglo Coal owns 60%. Peace River Coal is a metallurgical coal mine in Canada that is expected to produce around 2.0 mt in 2007.

The agreement between Anglo Coal and Shell with respect to the joint development of Monash Energy (coal-to-liquids projects) advances and the conclusion of the concept study is anticipated in 2007.

In February 2007, Anglo Coal announced the creation of Anglo Inyosi Coal, an empowered coal company housing key current and future domestic and export focused coal operations. Anglo Coal has signed a Heads of Agreement with Inyosi, a newly formed broad based black economic empowerment company. Inyosi will acquire 27% of Anglo Inyosi Coal, creating a company valued at R7 billion and incorporating several key Anglo Coal assets, namely Kriel Colliery an existing mine, and Elders, Zondagsfontein, New Largo and Heidelberg projects.

INDUSTRIAL MINERALS

$ million	**Year ended 31 Dec 2006**	Year ended 31 Dec 2005
Operating profit	**336**	370
Tarmac	**315**	340
Copebrás	**21**	30
EBITDA	**580**	618
Net operating assets	**4,524**	3,982
Capital expenditure	**298**	274
Share of Group operating profit	**3%**	6%
Share of Group net operating assets	**16%**	11%

Anglo Industrial Minerals generated an operating profit of $336 million. Tarmac Group's operating profit was 7% lower than 2005 at $315 million. The UK profit was down 10%, considered a robust performance in the face of challenging market conditions, with lower volumes and weaker margins in some businesses exacerbated by high energy costs for much of the year. Input cost pressures were partly mitigated by cost savings of some $63 million as a result of operational efficiencies, including Tarmac's ongoing supply chain management programme.

Markets and operating performance

Tarmac's contribution from its international businesses increased by 5%, reflecting strong performances by the Middle East and improvements by Poland and Germany, offset by weaker demand in Spain. Copebrás' operating profit was down 30% from the prior year owing to the combined effects of the 11% strengthening of the Brazilian real against the US dollar and weak demand from the agricultural sector.

In 2006 Tarmac completed its operational, commercial and organisational restructuring. The new business structure facilitates continuous improvement both operationally and commercially. The scope of its activities are also now clearly defined as aggregates, together with the three routes to market (asphalt, concrete and concrete products), and integration of cement where appropriate. This strengthens Tarmac's ability to improve its results and grow. A special charge for impairment and restructuring costs of $278 million was taken. This related to businesses sold ($46 million), businesses retained and restructured ($212 million) and closure and other items ($20 million).

In addition to bolt-on acquisitions in France, the Czech Republic and Poland, Tarmac successfully entered Turkey and acquired a developing business in Romania, involving interests in quarries and ready mixed concrete. These acquisitions enhance Tarmac's ability to develop its business in Central and eastern Europe, identified as a key focus of the company's growth strategy.

2006 saw increased focus on improving the profitability of underperforming businesses and on disposing of 'non-core' businesses including the UK based Minerals and Materials business and the underperforming TopPave business. Previously announced disposals of assets in Hong Kong and Germany were completed in the second half of the year.

Tarmac's operating profit in the UK declined owing largely to general market weakness, which caused demand to fall, and to high and volatile energy related costs for much of the year. The Aggregate Products business was impacted by weak demand and a highly competitive marketplace, with demand for coated stone being 8% down on the previous year.

During 2006, additional resources were directed at improving commercial and operational processes in Aggregate Products, and early results are encouraging. Work has started on Tarmac's largest ever contract, resurfacing England's M1 motorway – an example of new, long term, framework agreements that now prevail in the marketplace.

Tarmac's Building Products and International businesses experienced improved results compared with the previous year. However this gain was offset by weak demand for aggregate products, particularly in the road and housing sectors. Despite a substantial decline in demand from the housing sector for blocks, underlying profits in Building Products were 23% better than 2005. This reflects the benefits of operational improvements in the Topblock and Precast businesses and the disposal of the underperforming TopPave business. The Precast business also benefited from the work related to the construction programme for the 2012 London Olympic games.

Operating profits for Tarmac International improved 5% over the previous year owing to stronger markets in France and benefits accruing from acquisitions and re-organisation and improved performance in Poland, the first full-year benefit of the Shawkah quarry in the Middle East (one of the largest in the Tarmac Group) and high demand in the Czech Republic and Germany. Profits in Spain were lower, largely reflecting the impact of higher cement costs despite strong demand in the Central Region.

Outlook
Market conditions in the UK are expected to remain challenging with weak demand in some sectors and high cost pressures. The uncertainty of government spending on infrastructure is also a cause for concern, as is the increasing impact of different types of construction materials such as steel and timber on the industry. Volatility of energy prices and the impact that they have on Tarmac's business in terms of cement and distribution costs will also continue to affect performance and demand commensurate efforts to drive further efficiencies.

GOLD

$ million	**Year ended 31 Dec 2006[1]**	Year ended 31 Dec 2005
Operating profit	**467**	332
EBITDA	**843**	871
Net operating assets	**-**	6,982
Capital expenditure	**196**	722
Group's aggregate investment in AngloGold Ashanti	**1,623**	-
Share of Group operating profit	**5%**	5%
Share of Group net operating assets	**-**	20%

[1] The results for 2006 are reported as a subsidiary up to 20 April and thereafter as an associate at 42% attributable (see note 3 to the financial information). The Group's share of AngloGold Ashanti's net assets is disclosed.

Attributable operating profit in 2006 climbed to $467 million, 41% higher than the figure for the previous year (2005: $332 million), mainly due to impact of a stronger gold price, partially offset by the Group accounting for AngloGold Ashanti as an associate from 20 April 2006. At the end of 2006 the gold price ($604 per ounce) was more than 36% higher than at the beginning of the year ($445 per ounce), while the average price received for the year was 31% higher than the prior year. Total cash costs were $27 per ounce higher, at $308 per ounce, mainly resulting from stronger operating currencies, inflation and lower grades.

Markets
Investor interest in gold continued throughout 2006. The average gold price received increased by $138 per ounce to $577. This momentum has continued into 2007, with the spot gold price currently well above the $600 per ounce mark.

Operating performance
In 2006, AngloGold Ashanti's production from ongoing operations declined by 9% to 5.64 million ounces and was largely attributable to reductions of 305,000 ounces in Tanzania, 122,000 ounces in South

Africa and 88,000 ounces in Ghana. These decreases were only partly compensated by small increases in output from assets in Australia, Argentina and Mali.

The review of AngloGold Ashanti's assets has resulted in management implementing programmes to ensure that these operations better their ore reserve, profit margin and growth potential.

During the year AngloGold Ashanti successfully raised $500 million of equity at a negligible discount to the prevailing market price.

AngloGold Ashanti is focusing on growing the reserve and resource base, both through exploration and through a disciplined, value adding mergers and acquisitions programme.

In respect of both of these activities, the company is now looking outside of the world's mature gold regions and has exploration projects in Africa in the Democratic Republic of Congo and in South America in Colombia. In Russia, AngloGold Ashanti has announced the formation of a strategic alliance with Polymetal. Strategic alliances are being pursued in China to allow the company to successfully extract value from a region undergoing significant regulatory change. Exploration partnerships in the Philippines, Laos and Mongolia have resulted in land positions being acquired in several prospective areas.

Outlook
The gold price has now risen for six years in succession, which has not been seen since the deregulation of the gold market in the developed markets in 1971. Ongoing strong demand from the growing economies of China and India as well as continued investor speculation and official sector activities are seen as being supportive of the gold price.

PAPER AND PACKAGING

$ million	**Year ended 31 Dec 2006**	Year ended 31 Dec 2005
Operating profit	**477**	495
Packaging	**287**	293
Business Paper	**130**	163
Other	**60**	39
EBITDA	**923**	916
Net operating assets	**7,019**	6,365
Capital expenditure (including biological assets)	**644**	746
Share of Group operating profit	**5%**	8%
Share of Group net operating assets	**25%**	18%

In the second half of the year there was some improvement in overall market conditions. Operating profit for the second half of 2006 at $265 million was up on the comparable period for 2005. The second half performance partially offset the impact of a poor first six months with full year profits of $477 million, 4% down on 2005. Although operating rates for Mondi's European upstream paper markets appear to have improved allowing for some price increases, input cost pressures (fibre, chemicals and energy) and tough trading conditions in downstream converting activities have continued to put margins under pressure. In response Mondi has focused on cost saving and profit improvement initiatives delivering $224 million of benefits for the full year.

Markets and operating performance
Mondi Packaging's operating profit of $287 million was 2% below the previous year's $293 million, the strong upturn in packaging paper pricing was more than offset by higher input costs and continued margin pressure in the converting operations. Mondi has been active in restructuring its converting operations to improve efficiencies and focus on high growth niche areas, with ten sites divested and one

closed during the year. In addition Mondi closed down two corrugators amounting to 8% of its capacity. The results of these actions can be seen in productivity, measured in output per employee which has improved by 9% across the business.

There were several small acquisitions in the period with Mondi further strengthening its position in the higher growth niche release liner segment through the acquisition of Akrosil (mainly US and European based), Schleipen and Erkens and NBG Special Coatings (both European based). The acquisition of Peterson Barriere in Norway adds to the extrusion coating segment. The acquisition of the Bulgarian Kraft Paper Factory Stambolijski was finalised during June. Agreement to dispose of Mondi's stake in Bischof + Klein, an associate company specialising in polymer films and flexible packaging, was reached in December with completion expected during the first quarter of 2007.

Mondi is considering an investment in Poland or the Czech Republic in a new paper machine to produce lightweight testliner and fluting. This is a market which is growing rapidly and where there is a shortage of product in Eastern Europe. The cost of this investment is estimated at $365 million and will provide capacity of 470,000 tonnes with first production expected in the second half of 2009.

Mondi Business Paper's operating profit of $130 million was 20% down on the $163 million recorded in 2005. Tough trading conditions contributed to the decline in profits (particularly in the first half), and were compounded by the slow start up at the Merebank South Africa operation, of the paper machine PM31 following a major rebuild, and expenses related to project development.

PM31 is now operating at a much improved run rate and is producing better grades of paper. Further improvement is required which may include some modifications to the machine in order that it can produce at its designed potential. In addition the South African operation is undergoing a major restructuring programme to improve efficiencies and lower costs. As a result of this restructuring and the improvement in PM31 performance a better result is expected in 2007 from the South Africa.

Within the rest of the business the non-integrated mills saw profitability significantly eroded by rising pulp costs but both Syktyvkar and Ruzomberok recorded strong results on the back of increased sales volumes and good cost control.

In response to weak European market conditions Mondi took 110,000 tonnes at annual production capacity out of the business papers market in 2006 by irreversibly converting the Dunaujvaros mill in Hungary to a speciality paper plant and selling the assets.

Overall product demand was positive with uncoated woodfree sales volumes up 10% also helped by increased production from PM31. The increased demand has led to improved operating rates and some improvement in pricing towards the end of the year (an average price increase of 4% was announced across Mondi business paper's key paper grades in January 2007). However pricing is still well below historic mid cycle levels and margins continue to be impacted by rising input costs, particularly for fibre and energy.

Consideration is being given to a major modernisation programme for the Russian operation which could see substantial investment over the next five years in improving infrastructure, increasing capacity and reducing cost through enhanced efficiencies. This capital expenditure programme includes some elements that would have been part of the previously announced major pulp expansion project (initial cost estimate of $1.5 billion) and will allow the mill to be in a good position to reconsider this project once the modernisation programme is complete.

Mondi Packaging South Africa had a better year with improved agricultural packaging volumes and good cost control. Other operations which comprise the Newsprint and Merchant activities as well as corporate costs saw net operating profits well up on the comparable period. All major trading operations recorded improved results with both newsprint operations performing well as a result of an improved pricing environment.

Outlook

The company enjoyed a strong finish to 2006 which will provide a good platform going into 2007 and whilst the trading environment has undoubtedly improved, concerns remain about the strength of the recovery and the level of overcapacity in some of the markets in which Mondi operates. Mondi is encouraged by the number and scale of recent industry announcements regarding capacity closures and this bodes well for the future. Overall, Mondi expects a better financial performance in 2007, despite rising corporate costs (in anticipation of the demerger from Anglo American plc), as a result of improved pricing for its key products, focus on cost saving and the benefits of a better PM31 performance.

Consolidated income statement
for the year ended 31 December 2006

US$ million	Note	Before special items and remeasurements 2006	Special items and remeasurements (note 6) 2006	2006	Before special items and remeasurements 2005	Special items and remeasurements (note 6) 2005	2005
Group revenue	3	**33,072**	**–**	**33,072**	29,434	–	29,434
Total operating costs		**(24,330)**	**(868)**	**(25,198)**	(24,090)	(487)	(24,577)
Operating profit from subsidiaries and joint ventures	3	**8,742**	**(868)**	**7,874**	5,344	(487)	4,857
Net profit on disposals	6	**–**	**1,168**	**1,168**	–	87	87
Share of net income from associates	3	**582**	**103**	**685**	696	(39)	657
Total profit from operations and associates	3	**9,324**	**403**	**9,727**	6,040	(439)	5,601
Investment income		**609**	**57**	**666**	498	72	570
Interest expense		**(774)**	**(57)**	**(831)**	(926)	(37)	(963)
Net finance costs	7	**(165)**	**–**	**(165)**	(428)	35	(393)
Profit before tax		**9,159**	**403**	**9,562**	5,612	(404)	5,208
Income tax (expense)/income	8	**(2,763)**	**123**	**(2,640)**	(1,283)	8	(1,275)
Profit for the financial year		**6,396**	**526**	**6,922**	4,329	(396)	3,933
Attributable to:							
Minority interests		**925**	**(189)**	**736**	593	(181)	412
Equity shareholders of the Company	4	**5,471**	**715**	**6,186**	3,736	(215)	3,521

	Note	2006	2005
Earnings per share (US$)			
Basic	9	**4.21**	2.43
Diluted	9	**4.12**	2.36
Dividends			
Proposed ordinary dividend per share (US cents)		**75**	62
Proposed ordinary dividend (US$ million)		**1,107**	903
Proposed special dividend per share (US cents)		**–**	33
Proposed special dividend (US$ million)		**–**	480
Dividends paid during the year per share (US cents)		**195**	79
Dividends paid during the year (US$ million)		**2,839**	1,137

Underlying earnings and underlying earnings per share are set out in note 9.

Consolidated balance sheet
as at 31 December 2006

US$ million	Note	2006	2005
Intangible assets		**2,134**	2,572
Tangible assets		**23,498**	30,796
Biological assets		**324**	350
Environmental rehabilitation trusts		**197**	288
Investments in associates		**4,780**	3,165
Financial asset investments		**1,973**	899
Deferred tax assets		**372**	337
Other financial assets (derivatives)		**–**	183
Other non-current assets		**173**	153
Total non-current assets		**33,451**	38,743
Inventories		**2,974**	3,569
Trade and other receivables		**5,312**	5,174
Current tax assets		**225**	211
Current financial asset investments		**–**	16
Other current financial assets (derivatives)		**329**	747
Cash and cash equivalents	13	**3,004**	3,430
Total current assets		**11,844**	13,147
Assets classified as held for sale	11	**1,188**	–
Total assets		**46,483**	51,890
Short term borrowings	13	**(2,028)**	(2,076)
Trade and other payables		**(5,040)**	(5,024)
Short term provisions		**(62)**	(19)
Current tax liabilities		**(1,453)**	(1,145)
Other current financial liabilities (derivatives)		**(216)**	(1,286)
Total current liabilities		**(8,799)**	(9,550)
Medium and long term borrowings	13	**(4,220)**	(6,363)
Retirement benefit obligations		**(775)**	(1,258)
Other financial liabilities (derivatives)		**(304)**	(508)
Deferred tax liabilities		**(3,687)**	(5,201)
Provisions		**(1,024)**	(1,432)
Total non-current liabilities		**(10,010)**	(14,762)
Liabilities directly associated with assets classified as held for sale	11	**(547)**	–
Total liabilities		**(19,356)**	(24,312)
Net assets		**27,127**	27,578
Equity			
Called-up share capital	12	**771**	747
Share premium account	12	**2,713**	1,637
Other reserves	12	**1,049**	1,330
Retained earnings	12	**19,738**	19,907
Equity attributable to equity shareholders of the Company		**24,271**	23,621
Minority interests	12	**2,856**	3,957
Total equity		**27,127**	27,578

The financial statements were approved by the Board of directors on 20 February 2007.

Tony Trahar
Chief executive

René Médori
Finance director

Consolidated cash flow statement
for the year ended 31 December 2006

US$ million	Note	2006	2005
Cash inflows from operations	13	**10,057**	7,265
Dividends from associates		**276**	461
Dividends from financial asset investments		**12**	9
Income tax paid		**(2,035)**	(954)
Net cash inflows from operating activities		**8,310**	6,781
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash and cash equivalents acquired	15	**(286)**	(298)
Investment in associates		**(11)**	(29)
Investment in joint ventures		**(7)**	–
Purchase of tangible assets	10	**(3,686)**	(3,306)
Investment in biological assets	10	**(64)**	(55)
Purchase of financial asset investments		**(40)**	(203)
Loans granted to related parties		**(72)**	–
Interest received and other investment income		**240**	210
Disposal of subsidiaries, net of cash and cash equivalents disposed	16	**1,520**	419
Sale of interests in joint ventures		**2**	2
Sale of interests in associates		**40**	11
Repayment of loans and capital from associates		**394**	370
Proceeds from disposal of tangible assets		**124**	327
Proceeds from sale of financial asset investments		**80**	245
Loan repayments from related parties		**–**	1
Utilised in hedge restructure		**–**	(69)
Other investing activities		**(39)**	(18)
Net cash used in investing activities		**(1,805)**	(2,393)
Cash flows from financing activities			
Cash inflow from current financial asset investments		**5**	13
Issue of shares by subsidiaries to minority interests		**71**	73
Sale of treasury shares to employees		**259**	240
Purchase of treasury shares		**(3,922)**	–
Interest paid		**(426)**	(547)
Dividends paid to minority interests		**(383)**	(421)
Dividends paid to Company shareholders		**(2,888)**	(1,137)
Receipt/(repayment) of short term borrowings		**197**	(1,356)
Receipt/(repayment) of medium and long term borrowings		**386**	(632)
Capital element of finance leases		**(16)**	–
Other financing activities		**42**	(19)
Net cash used in financing activities		**(6,675)**	(3,786)
Net (decrease)/increase in cash and cash equivalents		**(170)**	602
Cash and cash equivalents at start of year	13	**3,319**	2,781
Cash movements in the year		**(170)**	602
Effects of changes in foreign exchange rates		**(169)**	(64)
Cash and cash equivalents at end of year	13	**2,980**	3,319

Consolidated statement of recognised income and expense for the year ended 31 December 2006

US$ million	2006	2005
Net gains on revaluation of available for sale investments	**492**	31
Impairment of available for sale investments	**(13)**	–
Loss on cash flow hedges	**(502)**	(316)
Loss on cash flow hedges – associates	**(117)**	–
Exchange losses on translation of foreign operations	**(439)**	(2,182)
Actuarial net gains/(losses) on post-retirement benefit schemes	**102**	(171)
Actuarial net gains/(losses) on post-retirement benefit schemes – associates	**3**	(24)
Deferred tax	**60**	140
Other movements	**–**	5
Net expense recognised directly in equity	**(414)**	(2,517)
Transferred to income statement: sale of available for sale investments	**(27)**	(32)
Transferred to income statement: impairment of available for sale investments	**13**	–
Transferred to income statement: cash flow hedges	**148**	(8)
Transferred to income statement: exchange differences on disposal of foreign operations	**9**	–
Tax on items transferred from equity	**(33)**	–
Total transferred to/(from) equity	**110**	(40)
Profit for the year	**6,922**	3,933
Total recognised income and expense for the year	**6,618**	1,376
Attributable to:		
Minority interests	**603**	82
Equity shareholders of the Company	**6,015**	1,294

Notes to the financial information

1. General information

The financial information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies and those for 2006 will be delivered following the Company's annual general meeting convened for Tuesday, 17 April 2007. The auditors have reported on these accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

2. Basis of preparation

Whilst the preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations adopted for use by the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Group will publish full financial statements that comply with IFRS in March 2007. The financial statements have been prepared under the historical cost convention as modified by the recording of pension assets and liabilities and the revaluation of biological assets and certain financial instruments.

The accounting policies applied are consistent with those adopted and disclosed in the Group's annual financial statements for the year ended 31 December 2005, with the exception of adopting the following standards and interpretations as at 31 December 2006:

- IFRIC 7 *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies*
- IFRIC 8 *Scope of IFRS 2*
- IFRIC 9 *Reassessment of embedded derivatives*
- IFRIC 10 *Interim Financial Reporting and Impairment*

These have not had a material impact on the Group.

3. Segmental information

Based on risks and returns the directors consider the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

The analysis of associates' revenue by business segment is provided here for completeness and consistency.

On 20 April 2006 the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti Limited for cash of $978 million. This, together with the Group's non-participation in the issue of ordinary shares throughout the year by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.7%.

As a result of this, the Group is no longer considered to 'control' AngloGold Ashanti and therefore the investment is now reflected in the Group accounts on an equity accounted basis. This change in accounting treatment is effective from the date of sale and therefore the current year includes AngloGold Ashanti's 100% consolidated contribution to profit for the period 1 January to 20 April 2006 and the appropriate share of AngloGold Ashanti's profit for the period after 20 April 2006 until the year end.

3. Segmental information (continued)

Primary reporting format – by business segment

US$ million	Segment revenue[1] 2006	Segment revenue[1] 2005	Segment result before special items and remeasurements[2] 2006	Segment result before special items and remeasurements[2] 2005	Segment result after special items and remeasurements 2006	Segment result after special items and remeasurements 2005
Subsidiaries and joint ventures						
Platinum	**5,766**	3,646	**2,337**	835	**2,337**	835
Gold	**857**	2,629	**228**	332	**(142)**	(50)
Coal	**2,726**	2,766	**607**	752	**482**	753
Base Metals	**6,252**	3,647	**3,876**	1,678	**3,884**	1,667
Industrial Minerals	**4,274**	4,043	**334**	366	**37**	350
Ferrous Metals and Industries	**5,973**	6,030	**1,303**	1,308	**1,324**	1,312
Paper and Packaging	**7,224**	6,673	**466**	484	**374**	401
Exploration	**–**	–	**(132)**	(150)	**(132)**	(150)
Corporate Activities	**–**	–	**(277)**	(261)	**(290)**	(261)
Total subsidiaries and joint ventures	**33,072[3]**	29,434[3]	**8,742**	5,344	**7,874**	4,857
Revenue and net income from associates						
Platinum	**95**	68	**40**	12	**40**	12
Gold	**883**	15	**113**	–	**72**	(2)
Diamonds	**3,148**	3,316	**199**	386	**337**	257
Coal	**607**	583	**185**	192	**185**	192
Industrial Minerals	**17**	30	**1**	3	**1**	3
Ferrous Metals and Industries	**546**	743	**38**	96	**44**	189
Paper and Packaging	**269**	283	**6**	7	**6**	6
Total associates	**5,565**	5,038	**582**	696	**685**	657
Total Group operations including net income from associates	**38,637**	34,472	**9,324**	6,040	**8,559**	5,514
Net profit on disposals					**1,168**	87
Total profit from operations and associates					**9,727**	5,601

Footnotes [1] and [2] are to be found on the following page.
[3] This represents segment revenue; the Group's share of associates' revenue figures are provided for additional information.

For information, a segmental analysis of associates' operating profit is set out below to show operating profit for total Group operations including associates.

US$ million	Operating profit before special items and remeasurements 2006	Operating profit before special items and remeasurements 2005	Operating profit after special items and remeasurements 2006	Operating profit after special items and remeasurements 2005
Total subsidiaries and joint ventures	**8,742**	5,344	**7,874**	4,857
Associates				
Platinum	**61**	19	**61**	19
Gold	**239**	–	**133**	(2)
Diamonds	**463**	583	**446**	431
Coal	**257**	267	**257**	267
Industrial Minerals	**2**	4	**2**	4
Ferrous Metals and Industries	**57**	148	**57**	149
Paper and Packaging	**11**	11	**11**	11
Total associates	**1,090**	1,032	**967**	879
Total Group operations including operating profit from associates	**9,832**	6,376	**8,841**	5,736

3. **Segmental information** (continued)

Primary reporting format – by business segment (continued)

[1] By-product revenue credited to Group cost of sales for the year ended 31 December 2006 was $34 million (2005: $76 million) and related principally to AngloGold Ashanti's contribution as a subsidiary; AngloGold Ashanti credit sales of uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Segment result is defined as being segment revenue less segment expense; that is operating profit and gains and losses from foreign currency derivatives that have been recycled in the income statement being cash flow hedges of sales and purchases. In addition Share of net income from associates is shown by segment. There are no material inter-segment transfers or transactions that would affect the segment result. Special items and remeasurements are set out in note 6. Associates' operating profit is reconciled to 'Share of net income from associates' as follows:

US$ million	2006	2005
Operating profit from associates before special items and remeasurements	**1,090**	1,032
Operating special items and remeasurements	**(123)**	(153)
Operating profit from associates after special items and remeasurements	**967**	879
Net profit on disposals	**199**	98
Financing remeasurements	**26**	7
Net finance costs (before remeasurements)	**(101)**	(51)
Income tax expense (after special items and remeasurements)	**(368)**	(274)
Underlying minority interest (after special items and remeasurements)	**(38)**	(2)
Share of net income from associates	**685**	657

The segment result and associates' operating profit before special items and remeasurements, as shown above, is reconciled to 'Profit for the financial year' as follows:

US$ million	2006	2005
Operating profit, including associates, before special items and remeasurements	**9,832**	6,376
Operating special items and remeasurements:		
Subsidiaries and joint ventures	**(868)**	(487)
Gold	**(370)**	(382)
Coal	**(125)**	1
Base Metals	**8**	(11)
Industrial Minerals	**(297)**	(16)
Ferrous Metals and Industries	**21**	4
Paper and Packaging	**(92)**	(83)
Corporate Activities	**(13)**	–
Associates	**(123)**	(153)
Gold	**(106)**	(2)
Diamonds	**(17)**	(152)
Ferrous Metals and Industries	**–**	1
Operating profit, including associates, after special items and remeasurements	**8,841**	5,736
Net profit on disposals		
Subsidiaries and joint ventures	**1,168**	87
Associates	**199**	98
Associates' net finance costs	**(101)**	(51)
Associates' financing remeasurements	**26**	7
Associates' income tax expense	**(369)**	(281)
Associates' tax on special items and remeasurements	**1**	7
Associates' minority interests	**(38)**	(4)
Associates' minority interests on special items and remeasurements	**–**	2
Total profit from operations and associates	**9,727**	5,601
Net finance costs before special items and remeasurements	**(165)**	(428)
Financing special items	**(4)**	–
Financing remeasurements	**4**	35
Profit before tax	**9,562**	5,208
Income tax expense	**(2,640)**	(1,275)
Profit for the financial year	**6,922**	3,933

3. Segmental information (continued)

Primary reporting format – by business segment (continued)

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

US$ million	Segment assets[1] 2006	Segment assets[1] 2005	Segment liabilities[2] 2006	Segment liabilities[2] 2005	Net segment assets 2006	Net segment assets 2005	Capital expenditure[3] 2006	Capital expenditure[3] 2005
Platinum	**7,721**	7,550	**(643)**	(532)	**7,078**	7,018	**935**	685
Gold	**–**	7,890	**–**	(908)	**–**	6,982	**196**	721
Coal	**3,646**	3,024	**(784)**	(780)	**2,862**	2,244	**789**	331
Base Metals	**4,899**	5,358	**(631)**	(573)	**4,268**	4,785	**298**	273
Industrial Minerals	**5,487**	5,041	**(963)**	(1,059)	**4,524**	3,982	**402**	312
Ferrous Metals and Industries	**3,529**	5,341	**(733)**	(902)	**2,796**	4,439	**660**	376
Paper and Packaging	**8,113**	7,400	**(1,094)**	(1,035)	**7,019**	6,365	**704**	703
Exploration	**1**	–	**(2)**	(3)	**(1)**	(3)	**–**	–
Corporate Activities	**200**	251	**(404)**	(310)	**(204)**	(59)	**29**	27
	33,596	41,855	**(5,254)**	(6,102)	**28,342**	35,753	**4,013**	3,428
Unallocated								
Investment in associates	**4,780**	3,165	**–**	–	**4,780**	3,165		
Financial asset investments	**1,973**	915	**–**	–	**1,973**	915		
Deferred tax assets/(liabilities)	**372**	337	**(3,687)**	(5,201)	**(3,315)**	(4,864)		
Cash and cash equivalents	**3,004**	3,430	**–**	–	**3,004**	3,430		
Other financial assets/(liabilities) – (derivatives)	**329**	930	**(520)**	(1,794)	**(191)**	(864)		
Other non-operating assets/ (liabilities)	**2,429**	1,258	**(3,308)**	(2,420)	**(879)**	(1,162)		
Other provisions	**–**	–	**(339)**	(356)	**(339)**	(356)		
Borrowings	**–**	–	**(6,248)**	(8,439)	**(6,248)**	(8,439)		
Net assets	**46,483**	51,890	**(19,356)**	(24,312)	**27,127**	27,578		

[1] Segment assets at 31 December 2006 are operating assets and consist primarily of tangible assets ($23,498 million), intangible assets ($2,134 million), biological assets ($324 million), environmental rehabilitation trusts ($197 million), inventories ($2,974 million), pension and post-retirement healthcare assets ($110 million) and operating receivables ($4,359 million). Segment assets at 31 December 2005 are operating assets and consist primarily of tangible assets ($30,796 million), intangible assets ($2,572 million), biological assets ($350 million), environmental rehabilitation trusts ($288 million), inventories ($3,569 million), pension and post-retirement healthcare assets ($77 million) and operating receivables ($4,203 million).

[2] Segment liabilities at 31 December 2006 are operating liabilities and consist primarily of non-interest bearing current liabilities ($3,732 million), restoration and decommissioning provisions ($747 million) and provisions for post-retirement benefits ($775 million). Segment liabilities at 31 December 2005 are operating liabilities and consist primarily of non-interest bearing current liabilities ($3,749 million), restoration and decommissioning provisions ($1,095 million) and provisions for post-retirement benefits ($1,258 million).

[3] Capital expenditure reflects cash payments and accruals in respect of additions to tangible assets and intangible assets $3,711 million (2005: $3,377 million) and includes additions resulting from acquisitions through business combinations $302 million (2005: $51 million).

Other primary segment items included in the income statement are as follows:

US$ million	Depreciation and amortisation 2006	Depreciation and amortisation 2005	(Impairments)/reversal[1] 2006	(Impairments)/reversal[1] 2005	Other non-cash expense[2] 2006	Other non-cash expense[2] 2005
Platinum	**444**	428	**–**	–	**72**	55
Gold	**183**	538	**–**	(96)	**12**	50
Coal	**172**	188	**(115)**	–	**27**	14
Base Metals	**338**	312	**–**	1	**127**	68
Industrial Minerals	**244**	248	**(283)**	(16)	**17**	36
Ferrous Metals and Industries	**199**	300	**11**	8	**37**	56
Paper and Packaging	**439**	411	**(100)**	(83)	**21**	17
Exploration	**–**	–	**–**	–	**2**	1
Corporate Activities	**17**	16	**(13)**	–	**40**	41
	2,036	2,441	**(500)**	(186)	**355**	338

[1] See operating special items in note 6.

[2] Other non-cash expenses include share-based payment charges and charges in respect of environmental rehabilitation provisions and other provisions.

3. **Segmental information** (continued)

Secondary reporting format – by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is as follows. The geographical analysis of the Group's attributable revenue from associates is provided for completeness and consistency.

US$ million	Revenue 2006	Revenue 2005
Subsidiaries and joint ventures		
South Africa	**5,788**	5,280
Rest of Africa	**607**	505
Europe	**14,640**	13,629
North America	**2,349**	2,740
South America	**2,831**	1,723
Australia and Asia	**6,857**	5,557
Total subsidiaries and joint ventures	**33,072**	29,434
Associates		
South Africa	**463**	169
Rest of Africa	**22**	40
Europe	**1,609**	1,500
North America	**1,898**	1,768
South America	**40**	29
Australia and Asia	**1,533**	1,532
Total associates	**5,565**	5,038
Total Group operations including associates	**38,637**	34,472

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located, is:

US$ million	Segment assets 2006	Segment assets 2005	Segment liabilities 2006	Segment liabilities 2005	Net segment assets 2006	Net segment assets 2005	Capital expenditure 2006	Capital expenditure 2005
South Africa	**14,144**	18,965	**(2,056)**	(2,689)	**12,088**	16,276	**1,935**	1,890
Rest of Africa	**732**	4,142	**(82)**	(298)	**650**	3,844	**75**	261
Europe	**11,208**	10,048	**(1,858)**	(1,926)	**9,350**	8,122	**927**	658
North America	**388**	500	**(108)**	(59)	**280**	441	**202**	28
South America	**4,594**	5,124	**(646)**	(543)	**3,948**	4,581	**301**	317
Australia and Asia	**2,530**	3,076	**(504)**	(587)	**2,026**	2,489	**573**	274
	33,596	41,855	**(5,254)**	(6,102)	**28,342**	35,753	**4,013**	3,428

Additional geographical analysis by origin is as follows:

US$ million	Revenue 2006	Revenue 2005	Operating profit before special items and remeasurements[1] 2006	Operating profit before special items and remeasurements[1] 2005	Operating profit after special items and remeasurements 2006	Operating profit after special items and remeasurements 2005
Subsidiaries and joint ventures						
South Africa	**13,123**	11,981	**3,969**	2,651	**3,827**	2,482
Rest of Africa	**717**	1,193	**213**	63	**16**	(156)
Europe	**11,178**	9,748	**844**	694	**475**	600
North America	**386**	531	**26**	27	**3**	(11)
South America	**5,786**	3,873	**3,423**	1,732	**3,390**	1,704
Australia and Asia	**1,882**	2,108	**267**	177	**163**	238
Total subsidiaries and joint ventures	**33,072**	29,434	**8,742**	5,344	**7,874**	4,857
Associates						
South Africa	**1,358**	1,479	**275**	217	**238**	193
Rest of Africa	**2,365**	2,138	**383**	468	**330**	356
Europe	**722**	753	**108**	47	**107**	30
North America	**66**	–	**33**	–	**2**	–
South America	**647**	525	**212**	189	**206**	189
Australia and Asia	**407**	143	**79**	111	**84**	111
Total associates	**5,565**	5,038	**1,090**	1,032	**967**	879
Total Group operations including associates	**38,637**	34,472	**9,832**	6,376	**8,841**	5,736

[1] Special items and remeasurements are set out in note 6.

4. Profit for the financial year

The table below analyses the contribution of each business segment to the Group's operating profit including operating profit from associates for the financial year and its underlying earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from 'Profit for the financial year' to 'Underlying earnings for the financial year' is given in note 9. Group operating profit including operating profit from associates is reconciled to 'Profit for the financial year' in the table below:

							2006
US$ million	**Operating profit/(loss) before special items and remeasurements**[1]	**Operating profit/(loss) after special items and remeasurements**	Operating special items and remeasurements[2]	Net profit on disposals[2]	Financing special items and remeasurements[2]	Net interest, tax and minority interests	**Total**
By business segment							
Platinum	**2,398**	**2,398**	**–**	**–**	**–**	**(1,133)**	**1,265**
Gold	**467**	**(9)**	**476**	**–**	**–**	**(289)**	**178**
Diamonds	**463**	**446**	**17**	**–**	**–**	**(236)**	**227**
Coal	**864**	**739**	**125**	**–**	**–**	**(224)**	**640**
Base Metals	**3,876**	**3,884**	**(8)**	**–**	**–**	**(1,229)**	**2,647**
Industrial Minerals	**336**	**39**	**297**	**–**	**–**	**(70)**	**266**
Ferrous Metals and Industries	**1,360**	**1,381**	**(21)**	**–**	**–**	**(777)**	**583**
Paper and Packaging	**477**	**385**	**92**	**–**	**–**	**(203)**	**274**
Exploration	**(132)**	**(132)**	**–**	**–**	**–**	**19**	**(113)**
Corporate Activities	**(277)**	**(290)**	**13**	**–**	**–**	**(219)**	**(496)**
Total / Underlying earnings	**9,832**	**8,841**	**991**	**–**	**–**	**(4,361)**	**5,471**
Underlying earnings adjustments			**(991)**	**1,367**	**26**	**313**	**715**
Profit for the financial year attributable to equity shareholders of the Company							**6,186**

							2005
US$ million	**Operating profit/(loss) before special items and remeasurements**[1]	**Operating profit/(loss) after special items and remeasurements**	Operating special items and remeasurements[2]	Net profit on disposals[2]	Financing special items and remeasurements[2]	Net interest, tax and minority interests	**Total**
By business segment							
Platinum	854	854	–	–	–	(371)	483
Gold	332	(52)	384	–	–	(227)	105
Diamonds	583	431	152	–	–	(153)	430
Coal	1,019	1,020	(1)	–	–	(295)	724
Base Metals	1,678	1,667	11	–	–	(438)	1,240
Industrial Minerals	370	354	16	–	–	(103)	267
Ferrous Metals and Industries	1,456	1,461	(5)	–	–	(699)	757
Paper and Packaging	495	412	83	–	–	(199)	296
Exploration	(150)	(150)	–	–	–	35	(115)
Corporate Activities	(261)	(261)	–	–	–	(190)	(451)
Total / Underlying earnings	6,376	5,736	640	–	–	(2,640)	3,736
Underlying earnings adjustments			(640)	185	42	198	(215)
Profit for the financial year attributable to equity shareholders of the Company							3,521

[1] Operating profit includes associates' operating profit which is reconciled to 'Share of net income from associates' in note 3.
[2] Special items and remeasurements are set out in note 6.

5. Exploration expenditure

US$ million	2006	2005
By business segment		
Platinum	**30**	21
Gold[1]	**16**	45
Coal	**24**	13
Base Metals	**53**	50
Ferrous Metals and Industries	**9**	21
	132	150

[1] Relating to the period that AngloGold Ashanti was held as a subsidiary.

6. Special items and remeasurements

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the year's results and require separate disclosure in accordance with IAS 1 *Presentation of financial statements* paragraph 86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals and other exceptional items, including significant legal provisions. Non-operating special items include profits and losses on disposals of investments and businesses.

Remeasurements comprise other items which the Group believes should be reported separately to aid an understanding of the underlying performance of the Group. This category includes (i) unrealised gains and losses on 'non-hedge' derivative instruments open at year end and the reversal of the historical marked-to-market value of the instruments settled in the year, such that the full realised gain or loss is recorded in underlying earnings in the same year as the underlying transaction for which such instruments provide an economic, but not formally designated, hedge and (ii) foreign exchange gains and losses arising on the retranslation of dollar denominated De Beers' preference shares held by a rand functional currency subsidiary of the Group. Remeasurements are defined as operating, non-operating or financing according to the nature of the underlying expense.

6. Special items and remeasurements (continued)

Subsidiaries and joint ventures

US$ million	2006	2005
Operating special items		
Impairment of Tarmac assets and restructuring costs	**(278)**	(12)
Impairment and closure costs of Dartbrook	**(125)**	–
Impairment of Packaging assets	**(80)**	–
Impairment of Business Paper assets	**(24)**	–
Impairment of Corrugated assets, goodwill and restructuring costs	**–**	(77)
Impairment of Bibiani	**–**	(38)
Closure of Ergo	**–**	(31)
Other	**(17)**	(28)
Total operating special items	**(524)**	(186)
Taxation	**114**	14
Minority interests	**2**	38
Total attributable to equity shareholders of the Company	**(408)**	(134)
Operating remeasurements		
Unrealised net losses on non-hedge derivatives	**(344)**	(301)
Taxation	**42**	22
Minority interests	**159**	130
Total attributable to equity shareholders of the Company	**(143)**	(149)
Financing special items		
Financing special items	**(4)**	–
Taxation	**–**	–
Minority interests	**–**	–
Total attributable to equity shareholders of the Company	**(4)**	–
Financing remeasurements		
Fair value loss on AngloGold Ashanti convertible bond	**(43)**	(32)
Foreign exchange gain on De Beers' preference shares	**40**	72
Unrealised net gains/(losses) on non-hedge derivatives	**7**	(5)
Total financing remeasurements	**4**	35
Taxation	**(1)**	(2)
Minority interests	**21**	16
Total attributable to equity shareholders of the Company	**24**	49

6. Special items and remeasurements (continued)

US$ million	2006	2005
Profits and (losses) on disposals		
Part disposal of AngloGold Ashanti[1]	**737**	–
Deemed disposal of AngloGold Ashanti[1]	**172**	–
Part disposal of Highveld[1]	**301**	–
Part disposal of Kumba non-iron ore[1]	**(52)**	–
Bakgatla-Ba-Kgafela BEE transaction	**(84)**	–
Part disposal of Western Areas	**31**	14
Disposal of mineral rights – Anglo American Brazil	**14**	–
Disposal of interests in Eyesizwe	**17**	–
Disposal of Ferroveld joint venture	**13**	–
Formation of Marikana joint venture	**–**	27
Disposal of Acerinox	**–**	25
Disposal of Wendt	**–**	21
Disposal of Boart Longyear	**–**	21
Disposal of Elandsfontein	**–**	18
Disposal of Columbus	**–**	14
Disposal of Hope Downs	**–**	(57)
Part disposal of Mondi Packaging South Africa	**–**	(12)
Other items	**19**	16
Net profit on disposals[2]	**1,168**	87
Taxation	**(32)**	(26)
Minority interests	**7**	(3)
Total attributable to equity shareholders of the Company	**1,143**	58

Total special items and remeasurements before tax and minority interests	**300**	(365)
Taxation	**123**	8
Minority interests	**189**	181
Total special items and remeasurements attributable to equity shareholders of the Company	**612**	(176)

[1] See disposals of subsidiaries and businesses note 16.
[2] Includes associated IFRS 2 charges on BEE transactions of $34 million (2005: nil).

Associates

US$ million	2006	2005
Associates' special items and remeasurements		
Share of De Beers' class action payment and related costs	**(25)**	(113)
Unrealised net losses on non-hedge derivatives	**(85)**	(16)
Other impairments and restructuring costs	**(13)**	(24)
Operating special items and remeasurements	**(123)**	(153)
Associates' financing remeasurements		
Fair value gain on AngloGold Ashanti convertible bond	**25**	–
Unrealised net gains on non-hedge derivatives	**1**	7
Total financing remeasurements	**26**	7
Associates' profits on disposals		
Part disposal of De Beers Consolidated Mines	**103**	–
Disposal of Fort a la Corne	**69**	–
Disposal of Samancor Chrome	**–**	52
Disposal of Wonderkop joint venture interest	**–**	20
Other items (net)	**27**	26
Net profit on disposals	**199**	98

6. Special items and remeasurements (continued)

US$ million	2006	2005
Total associates' special items and remeasurements	**102**	(48)
Taxation	**1**	7
Minority interests	**–**	2
Net associates' special items and remeasurements	**103**	(39)

Group

US$ million	2006	2005
Operating special items	**(524)**	(186)
Operating remeasurements	**(344)**	(301)
Total operating special items and remeasurements (excluding associates)	**(868)**	(487)
Associates' operating special items	**(38)**	(137)
Associates' operating remeasurements	**(85)**	(16)
Total associates' operating special items and remeasurements	**(123)**	(153)
Total operating special items and remeasurements (including associates)	**(991)**	(640)
Operating special items including associates	**(562)**	(323)
Operating remeasurements including associates	**(429)**	(317)
Total operating special items and remeasurements (including associates)	**(991)**	(640)

Special items and remeasurements

Operating special items of $524 million (2005: $186 million) relate principally to impairment, restructuring and closure costs.

Following the conclusion of its strategic review, Industrial Minerals has identified certain non-core assets which are to be sold and other assets which are to be restructured and, as such, Tarmac has recorded a combined impairment and restructuring charge of $278 million.

On 18 May 2006 the Group announced that due to ongoing geological difficulties, Anglo Coal intends to implement a phased reduction of operations at Dartbrook. As such an impairment charge and closure costs of $125 million have been recognised.

Paper and Packaging have recorded an additional impairment of $80 million mainly of certain downstream fixed packaging assets as a result of continued challenging market conditions and $24 million at Mondi Business Paper of fixed assets at the Austrian businesses.

The impairment of Tarmac assets brings the carrying value in line with fair value (less costs to sell). Fair value was determined using detailed cash flow models.

The impairment of Dartbrook and Paper and Packaging assets were based on 'value-in-use' assessments of recoverable amount using a pre-tax, risk free discount rate which equated to a post tax rate of 6%.

Unrealised net losses of $344 million (2005: $301 million) on non-hedge derivatives have been included in operating remeasurements. These unrealised losses were recorded principally at AngloGold Ashanti, during the period it was held as a subsidiary prior to 20 April 2006 and relate to fair value movements on commodity derivatives.

6. Special items and remeasurements (continued)

Associates' special items and remeasurements
Associates' operating special items and remeasurements include $25 million for the Group's share of De Beers' payment in respect of class action suits ($20 million) and related legal costs ($5 million). Agreement has been reached, and a preliminary order issued, to settle the majority of civil class action suits filed against De Beers in the United States. This settlement does not involve any admission of liability on the part of De Beers and will, when concluded, bring to an end a number of outstanding class actions. In 2005, De Beers paid $250 million ($113 million attributable share) into escrow and an additional $45 million ($20 million attributable share) has been paid by De Beers into escrow pending conclusion of the settlement process.

The Group's share of unrealised net losses on non-hedge derivatives of AngloGold Ashanti incurred during the period of ownership as an associate partially offset by gains at De Beers, totalled $85 million.

Financing remeasurements
The option element of AngloGold Ashanti's convertible bond is recorded at fair value with changes going through the income statement in accordance with IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement*. As a result, a charge of $43 million (2005: $32 million) has been included in financing remeasurements, relating to the period it was held as a subsidiary.

The Group holds US dollar preference shares issued by De Beers which are held in a rand functional currency subsidiary of the Group. These shares are classified as 'non-current investments' and are retranslated at each period end. As a result, a gain of $40 million (2005: $72 million) has been included in financing remeasurements.

Associates' financing remeasurements
The Group's share of the associates' financing remeasurements includes a share of the fair value movement of the option element of the AngloGold Ashanti convertible bond which generated a gain of $25 million during the period that this investment was recorded as an associate, and a share of the net unrealised gains on non-hedge financing derivatives of $1 million in De Beers.

Profits and losses on disposals
On 20 April 2006 the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti for cash of $978 million. This, together with the Group's non-participation in the issue of additional ordinary shares throughout the year by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.7%. As such the Group has recorded a profit on disposal of $737 million in respect of shares sold and a profit on the deemed disposal of $172 million, arising from the non-participation in the issue of ordinary shares by AngloGold Ashanti.

On 14 July 2006, the Group announced the sale of Anglo American's 79% stake in Highveld Steel and Vanadium Corporation Limited to Evraz Group SA and Credit Suisse for a total consideration of $678 million. An initial 49.8% was sold for $412 million, with Evraz Group SA and Credit Suisse each acquiring a 24.9% holding. Evraz Group SA has an option to acquire Anglo American's remaining 29.2% in Highveld for $266 million. Anglo American and Credit Suisse have agreed that Anglo American will retain the voting rights in respect of the shares acquired by Credit Suisse until such time as Anglo American disposes of all of its shares in Highveld Steel and Vanadium Corporation. As a result, the Group continues to consolidate Highveld Steel and Vanadium Corporation (while recording an increase in minority interest) and has recorded a profit on the disposal of $301 million.

On 28 November 2006 the Kumba Resources BEE transaction was effected. Kumba Iron Ore was accordingly unbundled from Kumba Resources, with the remainder of the entity being renamed Exxaro. The Group disposed of part of its investment in Exxaro through a share buyback and sale of shares and recorded a loss on disposal of $52 million.

Platinum has recorded a loss of $84 million on the conclusion of the BEE transaction with the Bakgatla-Ba-Kgafela traditional community, announced on 8 November 2006, in which the Bakgatla has acquired a 15% interest in Anglo Platinum's Rustenburg Platinum Mines' Union section mining and concentrating business and interests in the prospecting rights of the Rooderand 46 JQ, portion 2 and Magazynskraal 3 JQ properties.

6. Special items and remeasurements (continued)

Associates' profits and losses on disposals

In April 2006, De Beers announced that agreements had been signed in respect of the implementation of the De Beers' BEE transaction resulting in the sale of an indirect 26% equity interest in De Beers Consolidated Mines Limited to Ponahalo Holdings (Proprietary) Limited. The total agreed proceeds for the transaction were $585 million. The Group's share of the profit realised on the transaction was $103 million.

De Beers Canada disposed of its interest in the Fort a la Corne joint venture for C$180 million in September 2006. A profit of $155 million (attributable share $69 million) was generated on the disposal.

7. Net finance costs

Finance costs and exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings. Fair value gains/(losses) on derivatives, presented below, include the mark-to-market value changes of interest rate and currency derivatives designated as fair value hedges, net of fair value changes in the associated hedged risk; and fair value changes of non-hedge derivatives of non-operating items.

US$ million	**Before special items and remeasurements 2006**	**After special items and remeasurements 2006**	Before special items and remeasurements 2005	After special items and remeasurements 2005
Investment income				
Interest and other financial income	**269**	**269**	227	227
Expected return on defined benefit arrangements	**265**	**265**	241	241
Foreign exchange gains	**54**	**94**	20	92
Dividend income from financial asset investments	**14**	**14**	10	10
Fair value gains on derivatives	**–**	**17**	–	–
Other fair value gains	**7**	**7**	–	–
Total investment income	**609**	**666**	498	570
Interest expense				
Amortisation discount relating to provisions	**(39)**	**(39)**	(42)	(42)
Bank loans and overdrafts	**(294)**	**(294)**	(320)	(320)
Other loans	**(122)**	**(122)**	(167)	(167)
Interest paid on convertible bonds	**(5)**	**(5)**	(71)	(71)
Unwinding of discount on convertible bonds	**(13)**	**(13)**	(53)	(53)
Interest on defined benefit arrangements	**(274)**	**(274)**	(270)	(270)
Foreign exchange losses	**(19)**	**(20)**	(33)	(33)
Dividend on redeemable preference shares	**(22)**	**(22)**	–	–
Fair value losses on derivatives	**(2)**	**(11)**	(19)	(24)
Other fair value losses	**–**	**(47)**	–	(32)
	(790)	**(847)**	(975)	(1,012)
Less: interest capitalised	**16**	**16**	49	49
Total interest expense	**(774)**	**(831)**	(926)	(963)
Net finance cost	**(165)**	**(165)**	(428)	(393)

The weighted average interest rate applicable to interest on general borrowings capitalised was 8.2% (2005: 8.7%).

Financing remeasurements are set out in note 6.

8. Tax on profit on ordinary activities

a) Analysis of charge for the year from continuing operations

US$ million	2006	2005
United Kingdom corporation tax at 30%	**28**	15
South Africa tax	**894**	580
Other overseas tax	**1,558**	721
Current tax (excluding tax on special items and remeasurements)	**2,480**	1,316
Total deferred tax (excluding tax on special items and remeasurements)	**283**	(33)
Total tax on special items and remeasurements	**(123)**	(8)
Total tax charge	**2,640**	1,275

b) Factors affecting tax charge for the year

The effective tax rate for the year of 27.6% (2005: 24.5%) is lower than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

US$ million	2006	2005 [1]
Profit on ordinary activities before tax	**9,562**	5,208
Tax on profit on ordinary activities calculated at United Kingdom corporation tax rate of 30%	**2,869**	1,562
Tax effect of net income from associates	**(206)**	(197)
Tax effects of:		
Expenses not deductible for tax purposes		
Operating special items and remeasurements	**104**	110
Exploration costs	**13**	21
Other non-deductible expenses	**79**	92
Non-taxable income		
Profits and losses on disposals and remeasurements	**(317)**	(9)
Other non-taxable income	**(66)**	(113)
Temporary difference adjustments		
Changes in tax rates	**-**	(187)
Movement in tax losses	**(80)**	(30)
Other temporary differences	**(13)**	(23)
Other adjustments		
South African secondary tax on companies	**228**	160
Effect of differences between local and UK rates	**53**	(108)
Other adjustments	**(24)**	(3)
Tax charge for the year	**2,640**	1,275

[1] The 2005 comparative figures have been reclassified to align with current year presentation.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is therefore not included within the Group's total tax charge. Associates' tax included within 'Share of net income from associates' for the year ended 31 December 2006 is $368 million ($369 million excluding special items and remeasurements) (2005: $274 million; $281 million excluding special items and remeasurements).

The effective rate of taxation before special items and remeasurements including share of associates' tax before special items and remeasurements was 32.7%. This was an increase from the equivalent effective rate of 26.5% in the year ended 31 December 2005. The December 2005 tax rate benefited from the one-off impact of a reduction in the statutory tax rates in South Africa and Ghana. Without this one-off benefit the effective tax rate for the prior year would have been 29.7%. In future periods it is expected that the effective tax rate, including associates' tax, will remain at or above the UK statutory tax rate of 30%.

9. Earnings per share

US$	**2006**	2005
Profit for the financial year attributable to equity shareholders		
Basic earnings per share	**4.21**	2.43
Diluted earnings per share	**4.12**	2.36
Headline earnings for the financial year[1]:		
Basic earnings per share	**3.58**	2.43
Diluted earnings per share	**3.50**	2.36
Underlying earnings for the financial year[1]:		
Basic earnings per share	**3.73**	2.58
Diluted earnings per share	**3.64**	2.50

[1] Basic and diluted earnings per share are shown based on headline earnings, which is a Johannesburg Stock Exchange Limited defined measure and underlying earnings, which the directors believe to be useful additional measures of the Group's performance. Both earnings measures are further explained below.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	**2006**	2005
Earnings		
Basic earnings, being profit for the financial year attributable to equity shareholders	**6,186**	3,521
Effect of dilutive potential ordinary shares		
Interest on convertible bonds (net of tax)	**4**	29
Unwinding of discount on convertible bonds (net of tax)	**3**	20
Diluted earnings	**6,193**	3,570
Number of shares (million)		
Basic number of ordinary shares outstanding[1]	**1,468**	1,447
Effect of dilutive potential ordinary shares[2]		
Share options	**23**	18
Convertible bonds	**13**	48
Diluted number of ordinary shares outstanding[1]	**1,504**	1,513

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the year. The average number of ordinary shares in issue excludes the shares held by the employee benefit trust, Epoch and Tarl.

[2] Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

'Underlying earnings' is an alternative earnings measure, which the directors believe provides a clearer picture of the underlying financial performance of the Group's operations. Underlying earnings is presented after minority interest and excludes special items and remeasurements (see note 6). Underlying earnings is distinct from 'Headline earnings', which is a Johannesburg Stock Exchange Limited (JSE Limited) defined performance measure.

9. Earnings per share (continued)

The calculation of basic and diluted earnings per share, based on headline and underlying earnings, uses the following earnings data:

	Earnings (US$ million)		Basic earnings per share (US$)	
	2006	2005	**2006**	2005
Profit for the financial year attributable to equity shareholders	**6,186**	3,521	**4.21**	2.43
Special items: operating	**524**	186	**0.36**	0.13
Special items: financing	**4**	–	**–**	–
Net profit on disposals[1]	**(1,202)**	(87)	**(0.81)**	(0.06)
Special items: associates[2]	**(186)**	(74)	**(0.13)**	(0.05)
Related tax	**(57)**	6	**(0.04)**	–
Related minority interests	**(9)**	(36)	**(0.01)**	(0.02)
Headline earnings for the financial year	**5,260**	3,516	**3.58**	2.43
Unrealised losses on non-hedge derivatives	**421**	315	**0.29**	0.22
Fair value loss on AngloGold Ashanti convertible bond	**18**	32	**0.01**	0.02
Exchange gain on DBI preference shares	**(40)**	(72)	**(0.03)**	(0.05)
Share of De Beers' legal settlement	**25**	113	**0.02**	0.08
IFRS 2 charges on disposals	**34**	–	**0.02**	–
Related tax	**(67)**	(21)	**(0.04)**	(0.02)
Related minority interests	**(180)**	(147)	**(0.12)**	(0.10)
Underlying earnings for the financial year	**5,471**	3,736	**3.73**	2.58

[1] Excluding associated IFRS 2 charges on BEE transactions.
[2] Excluding legal settlements.

All outstanding share options and awards are potentially dilutive and have been included in the calculation of diluted earnings per share. No instruments are anti-dilutive for the year ended 31 December 2006 (2005: nil).

10. Capital expenditure on tangible assets and biological assets

US$ million	**2006**	2005
Platinum	**923**	616
Gold	**196**	722
Coal	**780**	331
Base Metals	**298**	271
Industrial Minerals	**298**	274
Paper and Packaging	**581**	691
Ferrous Metals and Industries	**581**	373
Other	**29**	28
	3,686	3,306
Investment in biological assets	**64**	55
Total capital expenditure on tangible assets and biological assets	**3,750**	3,361

Capital expenditure shown above comprises cash expenditure on tangible assets and biological assets. Segmental capital expenditure shown in note 3 also includes accruals and expenditure on acquisitions and intangible assets, but excludes expenditure on biological assets.

11. Disposal groups and non-current assets held for sale

Net assets relating to Kumba (non iron-ore) which were previously classified as held for sale at 30 June 2006, were disposed of on 28 November 2006 as disclosed in note 16.

The following assets and liabilities relating to disposal groups are reclassified as held for sale at 31 December 2006. The Group expects to complete the sale of these businesses within 12 months of the year end.

US$ million	Highveld[(1)]	Namakwa Sands[(2)]	Other	Total
Intangible assets	–	2	4	**6**
Tangible assets	322	278	42	**642**
Biological assets	–	–	16	**16**
Environmental rehabilitation trust	–	2	–	**2**
Investments in asssociate	–	–	47	**47**
Financial asset investments	15	–	5	**20**
Other non-current assets	–	1	–	**1**
Total non-current assets	337	283	114	**734**
Inventories	116	38	12	**166**
Trade and other receivables	160	41	24	**225**
Cash and cash equivalents	60	–	3	**63**
Total current assets	336	79	39	**454**
Total assets	673	362	153	**1,188**
Short term borrowings	(134)	–	(1)	**(135)**
Trade and other payables	(166)	(21)	(46)	**(233)**
Other current financial liabilities	(4)	–	–	**(4)**
Total current liabilities	(304)	(21)	(47)	**(372)**
Medium and long term borrowings	(3)	–	(5)	**(8)**
Provisions	(23)	(5)	(2)	**(30)**
Deferred tax liabilities	(43)	(72)	(4)	**(119)**
Retirement benefit obligations	(15)	(3)	–	**(18)**
Total non-current liabilities	(84)	(80)	(11)	**(175)**
Total liabilities	(388)	(101)	(58)	**(547)**
Net assets	285	261	95	**641**

(1) Highveld disposal group is included in the Ferrous Metals and Industries business. Details of impending sale are included in Note 16c.

(2) The Namakwa Sands disposal group is included in the Base Metals business.

The net carrying amount of assets and associated liabilities reclassified as held for sale during the year were written down by $28 million (after tax) (2005: $36 million) in the current period to their fair value less costs to sell.

12. Reconciliation of changes in equity

US$ million	Attributable to equity shareholders of the Company						
	Total share capital[1]	Retained earnings[2]	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
Balance at 1 January 2005	**2,380**	**17,440**	**55**	**2,247**	**998**	**4,466**	**27,586**
Total recognised income and expense	–	3,364	–	(1,908)	(162)	82	1,376
Dividends paid	–	(1,137)	–	–	–	–	(1,137)
Shares issued	4	–	–	–	–	–	4
Share-based payments	–	–	100	–	–	6	106
Disposal of businesses	–	–	–	–	–	(3)	(3)
Issue of shares to minority interests	–	–	–	–	–	16	16
Dividends paid to minority interests	–	–	–	–	–	(421)	(421)
Exercise of employee share options	–	240	–	–	–	–	240
Purchase of minority interests	–	–	–	–	–	(189)	(189)
Balance at 1 January 2006	**2,384**	**19,907**	**155**	**339**	**836**	**3,957**	**27,578**
Total recognised income and expense	–	6,256	–	(377)	136	603	6,618
Dividends paid	–	(2,839)	–	–	–	–	(2,839)
Dividends paid to minority interests	–	–	–	–	–	(383)	(383)
Shares issued and reclassification on conversion of bond[3]	1,100	–	–	–	(32)	–	1,068
Convertible bond reserve transfer to retained earnings	–	109	–	–	(109)	–	–
Acquisitions and disposals of businesses	–	–	–	–	–	(1,454)	(1,454)
Issue of shares to minority interests	–	–	–	–	–	37	37
Treasury share buyback	–	(3,951)	–	–	–	–	(3,951)
Purchase of treasury shares for share schemes	–	(19)	–	–	–	–	(19)
Current tax on exercised employee share awards	–	34	–	–	–	–	34
Share-based payments	–	–	94	–	–	14	108
Exercise of employee share options	–	286	(31)	–	–	–	255
IFRS 2 charge arising on BEE transaction	–	28	–	–	–	6	34
Transfer to legal reserve	–	(3)	–	–	3	–	–
Revaluation reserve arising from acquisition of minority interests	–	–	–	–	(4)	–	(4)
Tax charge directly to equity relating to transactions with shareholders	–	(8)	–	–	–	(3)	(11)
Deficit on conversion of Platinum's preference shares	–	(62)	–	–	–	62	–
Tax credit on transactions with equity holders	–	–	29	–	10	–	39
Other	–	–	–	–	–	17	17
Balance at 31 December 2006	**3,484**	**19,738**	**247**	**(38)**	**840**	**2,856**	**27,127**

[1] Total share capital comprises called-up share capital $771 million (2005: $747 million) and the share premium account $2,713 million (2005: $1,637 million).

[2] Retained earnings is stated after deducting $4,218 million (2005: $456 million) of treasury shares. Treasury shares comprise shares of Anglo American plc held in the employee benefit trust, own shares held by Anglo American plc and other Group companies and treasury shares held by Epoch Investment Holdings Limited (Epoch) and Tarl Investment Holdings Ltd (Tarl). Epoch and Tarl are the vehicles used for the Anglo American share buyback programmes. As at 31 December 2006, the following treasury shares were held: shares held by the employee benefit trust $247 million (2005: $456 million), own shares held by Anglo American plc $2,010 million (2005: nil), own shares held by other Group companies $20 million (2005: nil) and treasury shares held by Epoch and Tarl $1,941 million (2005: nil).

[3] During the year ended 31 December 2006, the whole of the Anglo American plc convertible bond was converted to equity by bondholders. This has resulted in a reduction in the discounted balance sheet liability of $1,068 million and a corresponding increase in issued share capital and share premium. A further reserve transfer of $32 million has been made from the convertible bond reserve to share premium to reflect the total fair value of shares issued to bondholders. During the year ended 31 December 2006, the number of shares converted was 47,789,096, at a conversion price of $23.12 to May 2006 and $22.76 subsequently.

12. Reconciliation of changes in equity (continued)

Fair value and other reserves comprise:

US$ million	Convertible debt reserve	Available for sale reserve	Cash flow hedge reserve	Other reserves[1]	Total fair value and other reserves
Balance at 1 January 2005	128	48	50	772	998
Total recognised income and expense	3	6	(171)	–	(162)
Balance at 1 January 2006	**131**	**54**	**(121)**	**772**	**836**
Total recognised income and expense	–	437	(301)	–	136
Reclassification on conversion of bond	(32)	–	–	–	(32)
Convertible debt reserve transfer to retained earnings	(109)	–	–	–	(109)
Transfer to legal reserve	–	–	–	3	3
Revaluation reserve arising from acquisition of minority interests	–	–	–	(4)	(4)
Tax credit on transactions with equity holders	10	–	–	–	10
Balance at 31 December 2006	**-**	**491**	**(422)**	**771**	**840**

[1] Other reserves comprise $693 million (2005: $690 million) legal reserve and $82 million (2005: $82 million) capital redemption reserve, partially offset by negative revaluation reserve of $4m (2005: nil).

13. Consolidated cash flow analysis

a) Reconciliation of profit before tax to cash inflows from operations

US$ million	2006	2005
Profit before tax	**9,562**	5,208
Depreciation and amortisation	**2,036**	2,441
Share-based payment charge	**189**	92
Special items and remeasurements of subsidiaries and joint ventures	**(300)**	365
Net finance costs before remeasurements	**165**	428
Fair value gains before special items and remeasurements	**(152)**	(278)
Share of net income from associates	**(685)**	(657)
Additional pension contributions	**(232)**	–
Provisions	**11**	113
Increase in inventories	**(377)**	(453)
Increase in operating receivables	**(625)**	(600)
Increase in operating payables	**470**	539
Other adjustments	**(5)**	67
Cash inflows from operations	**10,057**	7,265

b) Reconciliation to the balance sheet

US$ million	Cash and cash equivalents		Short term borrowings[1]		Medium and long term borrowings	
	2006	2005	**2006**	2005	**2006**	2005
Balance sheet						
Continuing operations	**3,004**	3,430	**(2,028)**	(2,076)	**(4,220)**	(6,363)
Disposal groups[2]	**63**	–	**(135)**	–	**(8)**	–
Bank overdrafts						
Continuing operations	**(87)**	(111)	**87**	111	**-**	–
Disposal groups[2]	**-**	–	**-**	–	**-**	–
Net debt classifications	**2,980**	3,319	**(2,076)**	(1,965)	**(4,228)**	(6,363)

[1] Short term borrowings on the balance sheet include overdrafts which are included within cash and cash equivalents for net debt.
[2] Disposal group balances are shown as 'assets classified as held for sale' and 'liabilities associated with assets classified as held for sale' on the balance sheet.

13. Consolidated cash flow analysis (continued)

c) Movement in net debt

US$ million	Cash and cash equivalents[1]	Debt due within one year		Debt due after one year		Current financial asset investments	Total net debt[3]
		Carrying value	Hedge[2]	Carrying value	Hedge[2]		
Balance at 1 January 2005	**2,781**	**(3,272)**	**55**	**(7,961)**	**302**	**2**	**(8,093)**
Cash flow	602	1,356	25	632	–	(13)	2,602
Acquisition and disposal of businesses	–	2	–	5	–	–	7
Unwinding of discount on convertible debt	–	–	–	(53)	–	–	(53)
Reclassifications	–	(300)	–	299	–	1	–
Movement in fair value	–	–	(67)	12	(302)	–	(357)
Other non-cash movements	–	–	–	–	–	29	29
Currency movements	(64)	249	–	703	–	(3)	885
Balance at 1 January 2006	**3,319**	**(1,965)**	**13**	**(6,363)**	**–**	**16**	**(4,980)**
Cash flow	(170)	(193)	–	(374)	–	(5)	(742)
Acquisition and disposal of businesses	–	224	–	1,480	–	(1)	1,703
Conversion to equity	–	311	–	757	–	–	1,068
Unwinding of discount of convertible debt	–	–	–	(13)	–	–	(13)
Reclassifications	–	(509)	–	438	–	–	(71)
Movement in fair value	–	–	(7)	5	187	–	185
Other non-cash movements	–	6	–	(13)	–	(14)	(21)
Currency movements	(169)	50	–	(145)	–	4	(260)
Balance at 31 December 2006	**2,980**	**(2,076)**	**6**	**(4,228)**	**187**	**–**	**(3,131)**

[1] The Group operates in certain countries (principally South Africa and Venezuela) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

[2] Derivative instruments that have been designated as hedges of assets and liabilities included above to reflect the true net debt position of the Group at the year end. These instruments are classified within other financial assets and liabilities on the balance sheet.

[3] Net debt excluding the impact of hedges is $3,324 million (2005: $4,993 million) and consists of cash and cash equivalents of $2,980 million (2005: $3,319 million), short term borrowings of $2,076 million (2005: $1,965 million), medium and long term borrowings of $4,228 million (2005: $6,363 million) and current financial asset investments of nil (2005: $16 million).

14. EBITDA by business segment

US$ million	2006	2005
Platinum	**2,845**	1,282
Gold	**843**	871
Diamonds	**541**	655
Coal	**1,082**	1,243
Base Metals	**4,214**	1,990
Industrial Minerals	**580**	618
Ferrous Metals and Industries	**1,560**	1,779
Paper and Packaging	**923**	916
Exploration	**(132)**	(150)
Corporate Activities	**(259)**	(245)
EBITDA	**12,197**	8,959

EBITDA is stated before special items and remeasurements and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	2006	2005
Total profit from operations and associates	**9,727**	5,601
Operating special items and remeasurements (including associates)	**991**	640
Net profit on disposals (including associates)	**(1,367)**	(185)
Associates' financing remeasurements	**(26)**	(7)
Depreciation and amortisation: subsidiaries and joint ventures	**2,036**	2,441
Share of associates' interest, tax, depreciation, amortisation and underlying minority interests	**836**	469
EBITDA	**12,197**	8,959

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	2006	2005
EBITDA[1]	**12,197**	8,959
Share of operating profit of associates before special items	**(1,090)**	(1,032)
Underlying depreciation and amortisation in associates	**(329)**	(142)
Share-based payment charge	**189**	92
Fair value gains before special items and remeasurements	**(152)**	(278)
Additional pension contributions	**(232)**	–
Provisions	**11**	113
Increase in inventories	**(377)**	(453)
Increase in operating receivables	**(625)**	(600)
Increase in operating payables	**470**	539
Other adjustments	**(5)**	67
Cash inflows from operations	**10,057**	7,265

[1] EBITDA is operating profit before special items, remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates:

US$ million	2006	2005
Operating profit including associates' operating profit before special items and remeasurements	**9,832**	6,376
Depreciation and amortisation		
Subsidiaries and joint ventures	**2,036**	2,441
Associates	**329**	142
	12,197	8,959

15. Business combinations

The Group made one material acquisition in the year ended 31 December 2006. The Group acquired a 100% interest in AltaSteel, including the remaining 50% of Moly-Cop Canada, on 1 February 2006, for a total cash consideration of $84 million (including transaction costs).

	AltaSteel [1]		Other		Total fair value
US$ million	Carrying value	Fair value	Carrying value	Fair value	**2006**
Net assets acquired					
Intangible assets	–	3	5	1	**4**
Tangible assets	74	75	116	182	**257**
Deferred tax asset	–	–	1	3	**3**
Other financial assets (derivatives)	40	40	–	–	**40**
Other non-current assets	1	1	–	–	**1**
Inventories	30	30	41	41	**71**
Trade and other receivables	27	27	55	55	**82**
Cash and cash equivalents	8	8	11	11	**19**
Short term borrowings	–	–	(36)	(36)	**(36)**
Overdrafts	–	–	(20)	(20)	**(20)**
Trade and other payables	(21)	(21)	(35)	(37)	**(58)**
Medium and long term borrowings	–	–	(10)	(10)	**(10)**
Retirement benefit obligations	(46)	(46)	(4)	(6)	**(52)**
Deferred tax liabilities	(11)	(4)	(1)	(8)	**(12)**
Provisions for liabilities and charges	–	(21)	(2)	(2)	**(23)**
Other non-current liabilities	–	–	(1)	(1)	**(1)**
Equity minority interests	–	–	15	3	**3**
Revaluation on acquisition of minority interest	–	–	–	4	**4**
Net assets acquired	102	92	135	180	**272**
Goodwill arising on acquisition		–		41	**41**
Negative goodwill arising on acquisition		(8)		(2)	**(10)**
Total cost of acquisition		84		219	**303**
Satisfied by					
Net cash acquired		8		(9)	**(1)**
Deferred consideration		–		18	**18**
Net cash paid		76		210	**286**

[1] The revenue and operating profit for the year ended 31 December 2006 of AltaSteel, including the remaining 50% of Moly-Cop Canada, if the acquisition date had been at the beginning of the year, would have been $93 million and $34 million respectively. The operating profit for the period since acquisition was $32 million.

There was one material acquisition made during the year to 31 December 2005. The Group acquired the remaining 48.75% minority interest in Ticor Ltd for a total cash consideration of $177 million. Net assets acquired in the transaction totalled $191 million.

16. Disposal of subsidiaries and businesses

US$ million	Total 2006	Total 2005
Net assets disposed		
Tangible assets	**7,925**	178
Other non-current assets	**1,027**	87
Current assets	**3,115**	408
Current liabilities	**(2,878)**	(231)
Non-current liabilities	**(4,683)**	(87)
Net assets	**4,506**	355
Minority interests	**(1,679)**	(3)
Group's share of net assets immediately prior to disposal	**2,827**	352
Less: Retained investment in an associate	**(1,451)**	–
Less: Retained financial asset investment	**(370)**	–
Less: Movement in share of assets arising on deemed disposal	**(170)**	–
Add: Purchase price adjustment	**10**	–
Add: Liabilities retained	**–**	95
Net assets disposed	**846**	447
Cumulative translation differences recycled from reserves	**(9)**	–
Increase in minority share	**220**	–
Fair value losses arising on transaction	**52**	–
Other	**13**	–
Net gain on disposal	**1,072**	30
Net sale proceeds	**2,194**	477
Net cash and cash equivalents disposed	**(283)**	(58)
Non-cash proceeds	**(393)**	–
Other	**2**	–
Net cash inflow on disposals	**1,520**	419

Disposals recorded during the year principally include the partial disposal of AngloGold Ashanti, disposal of the non-iron ore operations of Kumba Resources, disposal of a 49.8% interest in Highveld Steel and Vanadium and the disposal of a 15% interest in Anglo Platinum's Rustenburg Platinum Mines Union section mining and concentrating business and interests in prospecting rights. Details of these disposals are included below. The prior year disposals principally relate to Boart Longyear.

16a. AngloGold Ashanti

On 20 April 2006 the Group completed the sale of 19.7 million ordinary shares held in AngloGold Ashanti Limited for cash of $978 million. This, together with the Group's non-participation in the issue of additional ordinary shares, throughout the year, by AngloGold Ashanti, diluted the Group's percentage investment from 50.9% to 41.7%. With effect from that date, the Group ceased to account for AngloGold Ashanti as a subsidiary and began accounting for it as an associate under the equity method.

The net asset position at the date of disposal, together with the reclassification to an associate and resulting gain on disposal of shares and related net cash inflow are shown below:

US$ million	2006
Tangible assets	**6,613**
Other non-current assets	**856**
Current assets	**2,162**
Current liabilities	**(2,596)**
Non-current liabilities	**(4,233)**
Net assets	**2,802**
Minority interest	**(1,101)**
Group's share of AngloGold Ashanti net assets immediately prior to disposal	**1,701**
Less: Retained investment in an associated undertaking immediately after disposal	**(1,451)**
Net assets disposed	**250**
Cumulative translation differences recycled from reserves	**(9)**
Net gain on disposal	**737**
Net sale proceeds	**978**
Net cash and cash equivalents disposed	**(147)**
Other	**8**
Net cash inflow from partial disposal of AngloGold Ashanti	**839**

The non-participation in the issue of additional shares by AngloGold Ashanti further diluted the percentage investment and thereby resulted in a deemed disposal. The gain on deemed disposal is:

US$ million	2006
Movement in share of net assets as a result of share issue	**187**
Deemed disposal of goodwill and mining properties	**(17)**
Cumulative translation differences recycled from reserves	**2**
Deemed gain on disposal	**172**

16b. Kumba (non iron-ore)

On 28 November 2006 the Kumba Resources BEE transaction was effected. Kumba Iron Ore was accordingly unbundled from Kumba Resources (i.e. leaving the non-iron ore operations) which was renamed Exxaro. The Group retained a 64% interest in Kumba Iron Ore. The Group disposed of part of its investment in Exxaro through a share buyback and sale of shares. The Group retains an interest of 23% in Exxaro over which it does not exercise significant influence and accordingly this has been held as an available for sale financial asset since 28 November 2006.

The net asset position of Exxaro at 28 November 2006, together with the resulting loss on disposal of shares and related net cash inflow are shown below:

US$ million	2006
Tangible assets	**1,186**
Other non-current assets	**145**
Current assets	**887**
Current liabilities	**(248)**
Non-current liabilities	**(438)**
Net assets	**1,532**
Minority interest	**(564)**
Group's share of Exxaro net assets immediately prior to disposal	**968**
Less: Retained financial asset investment	**(370)**
Net assets disposed	**598**
Cumulative translation differences recycled from reserves	**(4)**
Increase in minority share	**50**
Fair value loss arising on transaction	**36**
Other	**9**
Net loss on disposal	**(52)**
Net sale proceeds	**637**
Net cash and cash equivalents disposed	**(123)**
Non-cash proceeds	**(393)**
Net cash inflow from partial disposal of Exxaro	**121**

16c. Highveld Steel and Vanadium Corporation (Highveld)

On 14 July 2006, the Group announced the sale of Anglo American's 79% stake in Highveld to Evraz Group SA and Credit Suisse for a total consideration of $678 million. Following the disposal of the initial 49.8%, for which Anglo American received $412 million, following certain regulatory approvals Evraz has an option to acquire Anglo American's remaining 29.2% stake in Highveld for $266 million. This amount will be reduced by any dividends paid by Highveld prior to Anglo American selling its remaining shares. Anglo American and Credit Suisse have agreed that Anglo American will retain the voting rights in respect of the shares acquired by Credit Suisse until such time as Anglo American disposes of all its shares in Highveld. As a result, the Group continues to consolidate Highveld (while recording an increased minority interest).

The net asset position at the date of the initial disposal, 14 July 2006, together with the resulting gain on disposal of shares and related net cash inflow are shown below:

US$ million	2006
Increase in minority share	**100**
Cumulative translation differences recycled from reserves	**5**
Other	**6**
Net gain on disposal	**301**
Net cash inflow from partial disposal of Highveld	**412**

16d. Anglo Platinum's Rustenburg Platinum Mines

On 8 November 2006, Anglo Platinum announced the conclusion of the BEE transaction with the Bakgatla-Ba-Kgafela (Bakgatla) traditional community. In terms of this transaction the Bakgatla acquired a 15% interest in Anglo Platinum's Rustenburg Platinum Mines Union section mining and concentrating business and interests in prospecting rights of the Rooderand 46 JQ, portion 2 and Magazynskraal 3 JQ properties. The agreements became unconditional on 1 December 2006.

The net assets disposed together with the resulting loss and related cash inflow are shown below:

US$ million	2006
Net assets disposed	**47**
Increase in minority share	**70**
Fair value charge arising on transaction	**16**
Net loss on disposal	**(84)**
Purchase price adjustment	**10**
Net cash inflow from partial disposal of Union mine	**59**

Production statistics

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for De Beers and Collahuasi in Base Metals which are quoted on a 100% basis.

	2006	2005
Anglo Platinum (troy ounces)[1][2]		
Platinum	**2,863,900**	2,502,000
Palladium	**1,563,000**	1,376,700
Rhodium	**331,700**	333,500
	4,758,600	4,212,200
Nickel (tonnes)[3]	**21,700**	20,900
Gold	**115,400**	119,100
AngloGold Ashanti (gold in troy ounces)[2][4]		
South Africa	**1,506,500**	2,676,000
Argentina	**128,900**	211,000
Australia	**260,900**	455,000
Brazil	**193,200**	346,000
Ghana	**359,200**	680,000
Guinea	**146,400**	246,000
Mali	**318,400**	528,000
Namibia	**51,500**	81,000
Tanzania	**187,900**	613,000
USA	**164,300**	330,000
	3,317,200	6,166,000
De Beers (Diamonds recovered – carats)		
100% basis		
Debswana	**34,293,000**	31,890,000
Namdeb	**2,084,800**	1,774,000
DBCM	**14,568,900**	15,156,000
Williamson	**189,400**	190,000
	51,136,100	49,010,000
Anglo Coal (tonnes)		
South Africa		
Eskom	**34,821,200**	34,327,900
Trade – Thermal	**22,754,000**	20,281,100
Trade – Metallurgical	**1,768,200**	2,268,800
	59,343,400	56,877,800
Australia[5]		
Thermal	**15,258,400**	15,214,800
Metallurgical	**9,195,600**	9,390,300
	24,454,000	24,605,100
South America		
Thermal	**11,008,900**	10,066,000
Total	**94,806,300**	91,548,900

(1) Includes Anglo Platinum's share of Northam Platinum Limited: 76,700 ounces Platinum, Palladium and Rhodium; 1,800 ounces Gold; and 400 tonnes Nickel (2005: 77,700 ounces Platinum, Palladium and Rhodium, 1,600 ounces Gold and 400 tonnnes Nickel).
(2) See the published results of Anglo Platinum Limited, Northam Limited and AngloGold Ashanti Limited for further analysis of production information.
(3) Also disclosed within total attributable nickel production of Anglo Base Metals.
(4) Gold production for AngloGold Ashanti reflects 100% of that company's production to 20 April 2006 and the Group's share of production thereafter.
(5) 2005 and 2006 excludes Dartbrook which was closed in the year. Production for Dartbrook was 792,000 tonnes in 2006 and 1,495,500 tonnes in 2005.

Production statistics (continued)

	2006	2005
Anglo Coal (tonnes) (continued)		
South Africa		
Bank	**477,600**	3,202,200
Greenside	**2,778,100**	2,730,000
Goedehoop	**8,534,500**	6,298,600
Isibonelo	**4,020,100**	1,358,300
Kriel	**12,318,400**	12,030,900
Kleinkopje	**3,898,400**	4,483,500
Landau	**4,102,400**	3,682,900
New Denmark	**5,508,500**	4,139,400
New Vaal	**16,275,000**	17,100,000
Nooitgedacht	**711,000**	794,400
Mafube	**719,400**	1,057,600
	59,343,400	56,877,800
Australia[(1)]		
Callide	**9,816,100**	9,500,000
Drayton	**4,136,300**	4,099,000
German Creek (*Capcoal*)	**3,165,400**	3,560,000
Jellinbah East	**887,400**	851,100
Moranbah	**2,928,500**	3,432,800
Dawson Complex	**3,520,300**	3,162,200
	24,454,000	24,605,100
South America		
Carbones del Guasare	**1,531,700**	1,409,700
Carbones del Cerrejón	**9,477,200**	8,656,300
	11,008,900	10,066,000
Total	**94,806,300**	91,548,900

[(1)] 2005 and 2006 excludes production at Dartbrook which was closed during the year. Production for Dartbrook was 792,000 tonnes in 2006 and 1,495,500 tonnes in 2005.

Production statistics (continued)

			2006	2005
Anglo Base Metals				
Copper				
Collahuasi				
100% basis (Anglo American 44%)				
Ore mined		tonnes	**45,843,300**	40,705,000
Ore processed	Oxide	tonnes	**6,390,300**	6,461,000
	Sulphide	tonnes	**41,347,700**	36,659,000
Ore grade processed	Oxide	% Cu	**1.0**	0.9
	Sulphide	% Cu	**1.0**	1.0
Production	Copper concentrate	dmt	**1,312,400**	1,234,000
	Copper cathode	tonnes	**59,800**	60,700
	Copper in concentrate	tonnes	**380,200**	366,400
Total copper production for Collahuasi		tonnes	**440,000**	427,100
Minera Sur Andes				
Los Bronces mine				
Ore mined		tonnes	**22,346,200**	22,146,000
Marginal ore mined		tonnes	**35,538,000**	27,936,000
Las Tortolas concentrator	Ore processed	tonnes	**20,514,700**	21,034,000
	Ore grade processed	% Cu	**1.0**	1.0
	Average recovery	%	**88.1**	88.3
Production	Copper concentrate	dmt	**555,900**	510,000
	Copper cathode	tonnes	**42,500**	38,800
	Copper in concentrate	tonnes	**183,500**	188,500
	Total	tonnes	**226,000**	227,300
El Soldado mine				
Ore mined	Open pit – ore mined	tonnes	**5,812,300**	2,907,000
	Open pit – marginal ore mined	tonnes	**110,800**	384,000
	Underground (sulphide)	tonnes	**2,028,600**	1,996,000
	Total	tonnes	**7,951,700**	5,287,000
Ore processed	Oxide	tonnes	**654,200**	665,000
	Sulphide	tonnes	**7,527,700**	7,004,000
Ore grade processed	Oxide	% Cu	**1.4**	1.3
	Sulphide	% Cu	**1.0**	1.1
Production	Copper concentrate	dmt	**222,900**	210,500
	Copper cathode	tonnes	**6,500**	6,500
	Copper in concentrate	tonnes	**62,200**	60,000
	Total	tonnes	**68,700**	66,500

Production statistics (continued)

			2006	2005
Anglo Base Metals (continued)				
Chagres Smelter				
Copper concentrate smelted		tonnes	**183,200**	144,800
Production	Copper blister/anodes	tonnes	**173,400**	138,100
	Acid	tonnes	**499,200**	371,900
Total copper production for the Minera Sur Andes group		tonnes	**294,700**	293,800
Mantos Blancos				
Mantos Blancos mine				
Ore processed	Oxide	tonnes	**4,533,800**	4,535,000
	Sulphide	tonnes	**3,979,800**	3,954,000
	Marginal ore mined	tonnes	**6,307,300**	5,337,000
Ore grade processed	Oxide	%Cu (soluble)	**0.8**	0.8
	Sulphide	%Cu (insoluble)	**1.1**	1.1
	Marginal ore	%Cu (soluble)	**0.8**	0.4
Production	Copper concentrate	dmt	**123,800**	105,300
	Copper cathode	tonnes	**49,100**	48,600
	Copper in concentrate	tonnes	**42,600**	39,100
	Total	tonnes	**91,700**	87,700
Mantoverde mine				
Ore processed	Oxide	tonnes	**9,502,300**	9,439,000
	Marginal ore	tonnes	**4,879,900**	3,625,000
Ore grade processed	Oxide	%Cu (soluble)	**0.7**	0.7
	Marginal ore	%Cu (soluble)	**0.3**	0.3
Production	Copper cathode	tonnes	**60,300**	62,000
Black Mountain		tonnes	**3,400**	3,200
Total Anglo Base Metals copper production		tonnes	**643,800**	634,600
Anglo Platinum				
Production[1]		tonnes	**11,400**	11,500
Total attributable copper production		tonnes	**655,200**	646,100
Nickel, Niobium and Mineral Sands				
Nickel				
Codemin				
Ore mined		tonnes	**487,600**	528,600
Ore processed		tonnes	**518,600**	521,400
Ore grade processed		% Ni	**2.1**	2.1
Production		tonnes	**9,800**	9,600
Loma de Niquel				
Ore mined		tonnes	**1,324,300**	1,317,000
Ore processed		tonnes	**1,205,000**	1,169,000
Ore grade processed		% Ni	**1.6**	1.6
Production		tonnes	**16,600**	16,900
Total Anglo Base Metals nickel production		tonnes	**26,400**	26,500
Anglo Platinum				
Production[1]		tonnes	**21,700**	20,900
Total attributable nickel production		tonnes	**48,100**	47,400

(1) Includes Anglo Platinum's share of Northam production.

Production statistics (continued)

			2006	2005
Anglo Base Metals (continued)				
Niobium				
Catalão				
Ore mined		tonnes	**795,400**	723,100
Ore processed		tonnes	**813,900**	672,300
Ore grade processed		Kg Nb/tonne	**10.9**	11.0
Production		tonnes	**4,700**	4,000
Mineral Sands				
Namakwa Sands				
Ore mined		tonnes	**17,382,700**	18,100,000
Production	Ilmenite	tonnes	**272,200**	316,100
	Rutile	tonnes	**28,200**	29,100
	Zircon	tonnes	**128,400**	128,600
Smelter production	Slag tapped	tonnes	**133,900**	164,400
	Iron tapped	tonnes	**88,900**	105,400
Zinc and Lead				
Black Mountain				
Ore mined		tonnes	**1,544,500**	1,413,000
Ore processed		tonnes	**1,403,800**	1,350,000
Ore grade processed	Zinc	% Zn	**3.4**	3.3
	Lead	% Pb	**4.1**	3.7
	Copper	% Cu	**0.4**	0.4
Production	Zinc in concentrate	tonnes	**34,100**	32,100
	Lead in concentrate	tonnes	**48,300**	42,200
	Copper in concentrate	tonnes	**3,400**	3,200
Lisheen				
Ore mined		tonnes	**1,605,900**	1,527,000
Ore processed		tonnes	**1,527,600**	1,461,000
Ore grade processed	Zinc	% Zn	**12.3**	12.0
	Lead	% Pb	**2.1**	2.0
Production	Zinc in concentrate	tonnes	**170,700**	159,300
	Lead in concentrate	tonnes	**23,100**	20,800
Skorpion				
Ore mined		tonnes	**1,456,500**	1,199,000
Ore processed		tonnes	**1,311,800**	1,280,000
Ore grade processed	Zinc	% Zn	**11.8**	12.4
Production	Zinc	tonnes	**129,900**	132,800
Total attributable zinc production		tonnes	**334,700**	324,200
Total attributable lead production		tonnes	**71,400**	63,000
Anglo Industrial Minerals				
Aggregates		tonnes	**92,268,200**	85,887,000
Lime products		tonnes	**1,428,900**	1,428,100
Concrete		m^3	**8,526,800**	8,353,200
Sodium tripolyphosphate		tonnes	**71,100**	106,000
Phosphates		tonnes	**901,500**	1,036,200

Production statistics (continued)

		2006	2005
Anglo Ferrous Metals and Industries			
Kumba Iron Ore Limited (unbundled from Kumba Resources Limited)[(1)]			
Iron ore production			
Lump	tonnes	**18,639,800**	18,747,000
Fines	tonnes	**12,470,300**	12,240,000
Total iron ore		**31,110,100**	30,987,000
Scaw Metals			
Rolled products	tonnes	**409,000**	386,500
Cast products	tonnes	**166,900**	133,900
Grinding media	tonnes	**481,800**	461,400
Highveld Steel			
Rolled products	tonnes	**767,300**	684,000
Continuous cast blocks	tonnes	**863,100**	874,900
Vanadium slag	tonnes	**65,000**	66,800
Samancor			
Manganese ore	mtu m	**109**	88
Manganese alloys	tonnes	**256,300**	309,000
Tongaat-Hulett[(2)]			
Sugar	tonnes	**897,300**	1,055,000
Aluminium	tonnes	**203,300**	192,000
Starch and glucose	tonnes	**573,100**	595,000
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers	tonnes	**2,894,700**	2,705,700
Corrugated board and boxes	m m^2	**2,103**	2,081
Paper bags	m units	**3,606**	3,282
Coating and release liners	m m^2	**2,360**	1,681
Pulp – external	tonnes	**180,200**	174,700
Mondi Business Paper			
Uncoated wood free paper	tonnes	**2,012,300**	1,890,000
Newsprint	tonnes	**187,100**	186,900
Pulp – external	tonnes	**114,100**	127,700
Wood chips	bone dry tonnes	**886,600**	1,142,100
Mondi Packaging South Africa			
Packaging papers	tonnes	**369,300**	373,000
Corrugated board and boxes	m m^2	**328**	330
Newsprint Joint Ventures			
Newsprint (attributable share)	tonnes	**320,900**	316,500

(1) 2006 data shown above excludes production from Kumba Resources Limited (Exxaro) which ceased to be a subsidiary during the year and is now held as a Financial Asset Investment.

(2) Includes Hippo Valley's production, which was acquired by a subsidiary of Tongaat-Hulett during the year.

Reconciliation of subsidiaries' and associates' reported earnings to the underlying earnings included in the consolidated financial statements

For the year ended 31 December 2006
Note only key reported lines are reconciled

AngloGold Ashanti Limited	**2006 US$ million**
IFRS adjusted headline earnings (published)	413
Exploration	16
Depreciation on assets fair valued on acquisition	(26)
Deferred tax on depreciation on assets fair valued on acquisition	8
Other	10
Minorities' share of profit during subsidiary period up to 20 April 2006	(69)
Share of earnings not attributable to Anglo American's 41.7% shareholding from 20 April 2006	(174)
Contribution to Anglo American plc underlying earnings	**178**

Anglo Platinum Limited	**2006 US$ million**
IFRS headline earnings (US$ equivalent of published)	1,771
Exchange rate difference	(40)
Exploration	30
Adjustment to profit on disposal[1]	16
Other adjustments	(6)
	1,771
Minority interest	(454)
Depreciation on assets fair valued on acquisition (net of tax)	(52)
Contribution to Anglo American plc underlying earnings	**1,265**

[1] The BEE cost included in the current year transaction in respect of the disposal of 15% of Union section by Anglo Platinum is calculated in accordance with IFRS 2 "Share-based payment". This is excluded from Anglo American's 'Underlying earnings' as it is considered to be part of the profit or loss on disposal, however this amount is included in Anglo Platinum's 'Headline earnings' as defined by the Johannesburg Securities Exchange (JSE).

DB Investments (DBI)	**2006 US$ million**
DBI underlying earnings (100%)[1]	425
Adjustments[2]	18
DBI underlying earnings – Anglo American plc basis (100%)	443
Anglo American plc's 45% ordinary share interest	199
Income from preference shares	28
Contribution to Anglo American plc underlying earnings	**227**

[1] DBI underlying earnings is stated before costs of $57 million in relation to the amended class action settlement agreement, and profits of $229 million and $105 million relating to the Ponahalo BEE transaction and sale of interest in Fort a la Corne, respectively.

[2] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS 19.

Reconciliation of subsidiaries' and associates' reported earnings to the underlying earnings included in the consolidated financial statements (continued)

Kumba Iron Ore Limited (KIO)	**2006 US$ million**
IFRS proforma headline earnings (US$ equivalent of published)[(1)]	314
Depreciation on assets fair valued on acquisition (net of tax)	(6)
Adjustment to profit on disposal[(2)]	23
Other adjustments	(3)
	328
Minority interest	(66)
KIO contribution to Anglo American plc underlying earnings	**262**
Add contribution from Kumba non iron-ore	40
Kumba contribution to Anglo American plc underlying earnings	**302**

(1) The KIO IFRS pro-forma headline earnings for the 12 months ended 31 December 2006 assume a minority interest of 20% in KIO's underlying mining assets.

(2) The BEE cost in respect of KIO's disposal of 3% of the issued share capital of Sishen Iron Ore Company (Pty) Limited ('SIOC') to the SIOC Community Development Trust, as part of the conditions of the Kumba Resources empowerment transaction, is calculated in accordance with IFRS 2 'Share-based payments'. This is excluded from Anglo American's 'Underlying earnings' as it is considered to be part of the Kumba empowerment transaction. This amount, however, is included in KIO's 'Headline earnings' as defined by the Johannesburg Securities Exchange.

Highveld Steel and Vanadium Corporation Limited	**2006 US$ million**
IFRS headline earnings (US$ equivalent of published)	154
Adjustment in respect of disposal group accounting[(1)]	13
Other adjustments	(7)
	160
Minority interest	(81)
Contribution to Anglo American plc underlying earnings	79

(1) Highveld was reclassified as 'Held for Sale' during the year and, therefore, in accordance with IFRS 5, the Group ceased recording depreciation from the point of reclassification.

The Tongaat-Hulett Group Limited	**2006 US$ million**
IFRS headline earnings (US$ equivalent of published)	104
	104
Minority interest	(54)
	50
Add Anglo American plc's share of Hulamin	5
Contribution to Anglo American plc underlying earnings	55

Exchange rates and commodity prices

US$ exchange rates	2006	2005
Average spot prices for the year		
South African rand	**6.77**	6.37
Sterling	**0.54**	0.55
Euro	**0.80**	0.80
Australian dollar	**1.33**	1.31
Chilean peso	**530**	559
Closing spot prices		
South African rand	**7.00**	6.35
Sterling	**0.51**	0.58
Euro	**0.76**	0.85
Australian dollar	**1.27**	1.36
Chilean peso	**533**	512

Commodity prices		2006	2005
Average market prices for the year			
Gold	US$/oz	**604**	445
Platinum	US$/oz	**1,142**	897
Palladium	US$/oz	**321**	201
Rhodium	US$/oz	**4,571**	2,056
Copper	US cents/lb	**305**	167
Nickel	US cents/lb	**1,095**	668
Zinc	US cents/lb	**148**	63
Lead	US cents/lb	**58**	44
European eucalyptus pulp price (CIF)	US$/tonne	**638**	582

Key financial data

US$ million (unless otherwise stated)	2006	2005	2004
Group revenue including associates	**38,637**	34,472	31,938
Less: share of associates' revenue	**(5,565)**	(5,038)	(5,670)
Group revenue	**33,072**	29,434	26,268
Operating profit including associates before special items and remeasurements	**9,832**	6,376	4,697
Special items and remeasurements (excluding financing special items and remeasurements)	**376**	(455)	933
Net finance costs (including remeasurements), taxation and minority interests of associates	**(481)**	(320)	(399)
Total profit from operations and associates	**9,727**	5,601	5,231
Net finance costs (including special items and remeasurements)	**(165)**	(393)	(367)
Profit before tax	**9,562**	5,208	4,864
Income tax expense	**(2,640)**	(1,275)	(923)
Profit for the financial year	**6,922**	3,933	3,941
Minority interests	**(736)**	(412)	(440)
Profit attributable to equity shareholders of the Company	**6,186**	3,521	3,501
Underlying earnings[1]	**5,471**	3,736	2,684
Earnings per share ($)	**4.21**	2.43	2.44
Underlying earnings per share ($)	**3.73**	2.58	1.87
Ordinary dividend per share (US cents)	**108.0**	90.0	70.0
Special dividend per share (US cents)	**67.0**	33.0	–
Weighted average number of shares outstanding (million)	**1,468**	1,447	1,434
EBITDA[2]	**12,197**	8,959	7,031
EBITDA interest cover[3]	**45.5**	20.0	18.5
Operating margin (before special items and remeasurements)	**25.4%**	18.5%	14.7%
Ordinary dividend cover (based on underlying earnings per share)	**3.5**	2.9	2.7
Balance Sheet			
Intangible and tangible assets	**25,632**	33,368	35,816
Other non-current assets and investments	**7,819**	5,375	5,375
Working capital	**3,246**	3,719	3,715
Other net current liabilities	**(1,177)**	(1,492)	(611)
Other non-current liabilities and obligations	**(5,790)**	(8,399)	(8,339)
Net debt	**(3,324)**	(4,993)	(8,243)
Net assets classified as held for sale	**721**	–	–
Net assets	**27,127**	27,578	27,713
Minority interests	**(2,856)**	(3,957)	(4,588)
Equity attributable to the equity shareholders of the Company	**24,271**	23,621	23,125
Total capital[4]	**30,451**	32,571	35,956
Cash inflows from operations	**10,057**	7,265	5,291
Dividends received from associates and financial asset investments	**288**	470	396
Return on capital employed[5]	**32.4%**	19.2%	14.6%
EBITDA/average total capital[4]	**38.7%**	26.0%	21.2%
Net debt to total capital[6]	**12.9%**	17.0%	25.4%

[1] Underlying earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests.
[2] EBITDA is operating profit before special items, operating remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates.
[3] EBITDA interest cover is EBITDA divided by net finance costs, excluding other net financial income, exchange losses and gains on monetary assets and liabilities, amortisation of discounts on provisions, special items and financial remeasurements, but including share of associates' net interest expense.
[4] Total capital is net assets excluding net debt.
[5] Return on capital employed is calculated as total operating profit before impairments for the year divided by the average total capital less other investments and adjusted for impairments.
[6] Net debt to total capital is calculated as net debt divided by net assets plus net debt less investments in associates.

Summary by business segment

	Revenue[1]		EBITDA[2]		Operating profit/(loss)[3]		Underlying earnings/(loss)	
US$ million	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Platinum	**5,861**	3,714	**2,845**	1,282	**2,398**	854	**1,265**	483
Gold	**1,740**	2,644	**843**	871	**467**	332	**178**	105
Diamonds	**3,148**	3,316	**541**	655	**463**	583	**227**	430
Coal	**3,333**	3,349	**1,082**	1,243	**864**	1,019	**640**	724
South Africa	**1,394**	1,441	**437**	525	**380**	470	**279**	333
Australia	**1,398**	1,383	**397**	459	**279**	323	**216**	224
South America	**541**	525	**271**	273	**227**	240	**163**	174
Projects and Corporate	**–**	–	**(23)**	(14)	**(22)**	(14)	**(18)**	(7)
Base Metals	**6,252**	3,647	**4,214**	1,990	**3,876**	1,678	**2,647**	1,240
Copper	**4,537**	2,597	**3,238**	1,590	**3,019**	1,381	**1,908**	983
Collahuasi	**1,442**	712	**1,037**	468	**962**	397	**586**	257
Minera Sur Andes	**2,372**	1,306	**1,640**	824	**1,533**	724	**996**	529
Mantos Blancos	**723**	579	**563**	299	**526**	261	**328**	195
Other	**–**	–	**(2)**	(1)	**(2)**	(1)	**(2)**	2
Nickel, Niobium, Mineral Sands	**799**	609	**451**	296	**405**	249	**270**	202
Catalão	**66**	49	**26**	20	**25**	18	**15**	17
Codemin	**219**	136	**144**	75	**136**	69	**96**	68
Loma de Níquel	**334**	249	**229**	153	**209**	132	**134**	92
Namakwa Sands	**180**	175	**52**	48	**35**	30	**25**	25
Zinc	**916**	441	**588**	157	**516**	102	**525**	100
Black Mountain	**148**	80	**42**	12	**31**	10	**38**	10
Lisheen	**396**	147	**280**	62	**265**	50	**287**	54
Skorpion	**372**	214	**266**	83	**220**	42	**200**	36
Other	**–**	–	**(63)**	(53)	**(64)**	(54)	**(56)**	(45)
Industrial Minerals	**4,291**	4,073	**580**	618	**336**	370	**266**	267
Tarmac	**4,009**	3,784	**539**	570	**315**	340	**258**	256
Copebrás	**282**	289	**41**	48	**21**	30	**8**	11
Ferrous Metals and Industries	**6,519**	6,773	**1,560**	1,779	**1,360**	1,456	**583**	757
Kumba	**2,259**	1,936	**879**	734	**778**	568	**302**	261
Highveld Steel	**1,023**	1,127	**247**	472	**230**	436	**79**	232
Scaw Metals	**1,233**	1,029	**188**	145	**160**	121	**106**	85
Samancor Group	**425**	634	**51**	164	**52**	144	**38**	103
Tongaat-Hulett	**1,572**	1,423	**207**	188	**154**	131	**55**	49
Boart Longyear	**–**	618	**–**	87	**–**	67	**–**	35
Other	**7**	6	**(12)**	(11)	**(14)**	(11)	**3**	(8)
Paper and Packaging	**7,493**	6,956	**923**	916	**477**	495	**274**	296
Mondi Packaging	**4,132**	3,798	**528**	528	**287**	293	**208**	194
Mondi Business Paper	**2,215**	2,050	**297**	310	**130**	163	**51**	100
Other	**1,146**	1,108	**98**	78	**60**	39	**15**	2
Exploration	**–**	–	**(132)**	(150)	**(132)**	(150)	**(113)**	(115)
Corporate	**–**	–	**(259)**	(245)	**(277)**	(261)	**(496)**	(451)
	38,637	34,472	**12,197**	8,959	**9,832**	6,376	**5,471**	3,736

(1) Revenue includes the Group's share of revenue of joint ventures and associates. Base Metals' revenue is shown after deduction of treatment charges and refining charges (TC/RCs).
(2) EBITDA is operating profit before special items, remeasurements, depreciation and amortisation in subsidiaries and joint ventures and share of EBITDA of associates.
(3) Operating profit includes operating profit before special items and remeasurements from subsidiaries and joint ventures and share of operating profit (before interest, tax, minority interests, special items and remeasurements) of associates.

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
(the 'Company')

Notice of Recommended Final Dividend
(Dividend No 16)

The directors have recommended that a dividend on the Company's ordinary share capital in respect of the year ended 31 December 2006 will, subject to approval by shareholders at the Annual General Meeting to be held on Tuesday 17 April 2007, be paid as follows:

Amount (United States currency)	75 cents per ordinary share (note 1)
Amount (South African currency)	R5.3355 per share
Last day to effect removal of shares between the UK and SA registers	Tuesday 20 February 2007
Last day to trade on the JSE Limited ('JSE') to qualify for the dividend	Friday 9 March 2007
Ex-dividend on the JSE from the commencement of trading on	Monday 12 March 2007
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 14 March 2007
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 16 March 2007
Currency conversion US$: £/€ rates announced on	Tuesday 20 March 2007
Removal of shares between the UK and SA registers permissible from	Tuesday 20 March 2007
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 3, 4 and 5)	Tuesday 10 April 2007
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 3, 4 and 5)	Thursday 12 April 2007
Dividend warrants posted	Wednesday 2 May 2007
Payment date of dividend	Thursday 3 May 2007

Notes:

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrars receive such election by Friday 16 March 2007. Shareholders with an address elsewhere will be paid in US dollars except those registered on the South African branch register who will be paid in South African rand. The currency conversion rates and the amounts per share in pounds sterling/euros will be announced on Tuesday 20 March 2007.

2. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period from Monday 12 March 2007 to Friday 16 March 2007 (both days inclusive).

3. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

4. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Wednesday 23 May 2007.

5. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board

N Jordan
Secretary
20 February 2007

Registered office 20 Carlton House Terrace London SW1Y 5AN England	UK Registrars Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA England	South African Transfer Secretaries Link Market Services South Africa (Pty) Limited 11 Diagonal Street Johannesburg 2001 PO Box 4844, Johannesburg 2000 South Africa

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 21 February 2007 an independent company purchased 75,000 ordinary shares of the Company at prices between £25.22 and £25.33 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 21 February 2007 at an average price of £25.21 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,535,838 ordinary shares in treasury, and has 1,486,119,843 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 62,258,996 ordinary shares, representing 4.19 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
22 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 20 February 2007 an independent company purchased 386,420 ordinary shares of the Company at prices between £25.94 and £26.05 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 100,257 of its ordinary shares on 20 February 2007 at prices between £25.76 and £26.00 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,485,838 ordinary shares in treasury, and has 1,486,169,843 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 62,183,996 ordinary shares, representing 4.18 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
21 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 19 February 2007 an independent company purchased 291,915 ordinary shares of the Company at prices between £25.77 and £26.09 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 74,529 of its ordinary shares on 19 February 2007 at prices between £25.66 and £26.00 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,385,581 ordinary shares in treasury, and has 1,486,270,100 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 61,797,576 ordinary shares, representing 4.16 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
20 February 2007

Anglo American plc (the "**Company**")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 16 February 2007 an independent company purchased 480,178 ordinary shares of the Company at prices between £25.31 and £25.70 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 224,617 of its ordinary shares on 16 February 2007 at prices between £25.27 and £25.58 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,311,052 ordinary shares in treasury, and has 1,486,344,629 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 61,505,661 ordinary shares, representing 4.14 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
19 February 2007

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 19,212,605 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 February 2007	4,063
13 February 2007	83,080
14 February 2007	70,196
15 February 2007	27,500
16 February 2007	40,000

The Company was advised of these transactions on 16 February 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
16 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 15 February 2007 an independent company purchased 649,167 ordinary shares of the Company at prices between £25.36 and £25.97 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 188,578 of its ordinary shares on 15 February 2007 at prices between £25.38 and £25.82 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,086,435 ordinary shares in treasury, and has 1,486,569,246 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 61,025,483 ordinary shares, representing 4.11 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
16 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 14 February 2007 an independent company purchased 741,811 ordinary shares of the Company at prices between £25.08 and £25.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 268,632 of its ordinary shares on 14 February 2007 at prices between £25.32 and £25.65 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 54,897,857 ordinary shares in treasury, and has 1,486,757,824 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 60,376,316 ordinary shares, representing 4.06 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
15 February 2007

Anglo American plc
Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached announcement by our subsidiary, Anglo Platinum Limited, regarding the resignation of Mr D A Hathorn. Mr Hathorn is an executive director of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure Rule 9.6.11.

"Issuer Long Name : Anglo Platinum Limited
Registration No. : 1946/022452/06
Instrument Alpha Code/Ticker Symbol : AMS; AMSP
ISIN : ZAE000013181; ZAE000054474

ANGLO PLATINUM LIMITED - CHANGE TO THE BOARD OF DIRECTORS

In compliance with Section 3.59 of the Listing Requirements, notification is hereby given that with immediate effect:-

- Mr David Andrew Hathorn has resigned as a Non-Executive Director of Anglo Platinum Limited.

As at 15 February 2007, the Board of Directors of Anglo Platinum Limited will be constituted as follows:

DIRECTORS	ALTERNATE DIRECTORS
PHASWANA, Tshamano Mohau Frederik (Chairman)	-
WIXLEY, Thomas Alexander (Deputy Chairman)	
*HAVENSTEIN, Ralph (Chief Executive Officer	
BARBER, David Duncan	WILLIAMS, John Griffith
BAUM, Philip Michael	-
BRAYSHAW, Colin Bertram	
DUNNE, Richard Matthew Wingfield	-
*HALHEAD, John Michael (British)	PILKINGTON, Richard
KHUMALO, Bongani Augustine	-
*MBAZIMA, Norman Bloe (Zambian)	-
*MILLS, Robin George	SHEPPARD, Christopher Bernard
NAIRN, William Alan	CALVER, Arthur Harry (British)
NYASULU, Thembalihle Hixonia	-
REDMAN, Anthony Edwin(British)	-
*THEBYANE, Abram Makwadi	-
TRAHAR, Anthony John	-
*VAN KERCKHOVEN, Roeland Herman Hendrik (Belgian)	-
*WANBLAD, Duncan Graham	-
*WOOD, Alexander Ian (British)	-

* Executive Directors"

N Jordan
Company Secretary
Anglo American plc

14 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 13 February 2007 an independent company purchased 493,224 ordinary shares of the Company at prices between £24.51 and £25.00 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 204,332 of its ordinary shares on 13 February 2007 at prices between £24.42 and £25.02 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 54,629,225 ordinary shares in treasury, and has 1,487,026,456 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 59,634,505 ordinary shares, representing 4.01 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
14 February 2007

ANGLO AMERICAN

News Release

13 February 2007

Anglo American plc notification:
AngloGold Ashanti results for the year ended 31 December 2006

Anglo American wishes to draw attention to AngloGold Ashanti's announcement of their year end results for the year ended 31 December 2006.

Anglo American will report underlying earnings in respect of AngloGold Ashanti of US$178 million for the year ended 31 December 2006, which takes into account certain adjustments and reflects the change in ownership percentage on 20 April 2006.

AngloGold Ashanti Limited	**$m**
IFRS adjusted headline earnings	413
Exploration	16
EPC amortisation	(26)
Deferred tax on EPC	8
Other	10
Minorities' share of profit during Subsidiary period up to 20 April 2006	(69)
Share of earnings not attributable to Anglo American plc's 41.7% shareholding from 20 April 2006	(174)
Contribution to Anglo American plc underlying earnings	**178**

Anglo American will report results for the year ended 31 December 2006 on 21 February 2007

The above figures are unaudited.

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items include those items of financial performance which the Group believes should be excluded from underlying financial performance, and principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 6 February 2007 an independent company purchased 511,678 ordinary shares of the Company at prices between £23.89 and £24.37 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 268,803 of its ordinary shares on 6 February 2007 at prices between £24.03 and £24.45 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 53,514,211 ordinary shares in treasury, and has 1,488,141,470 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 56,760,506 ordinary shares, representing 3.81 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
7 February 2007

Anglo American plc (the "**Company**")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 5 February 2007 an independent company purchased 650,508 ordinary shares of the Company at prices between £23.59 and £23.94 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 199,737 of its ordinary shares on 5 February 2007 at prices between £23.60 and £24.05 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 53,245,408 ordinary shares in treasury, and has 1,488,410,273 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 56,248,828 ordinary shares, representing 3.78 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
6 February 2007

END